  As filed with the Securities and Exchange Commission on August 2, 2000
                                                     Registration No. 333-34024
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                             -------------------

                             AMENDMENT NO. 8
                                      To
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                             -------------------

                                  TVIA, INC.
            (Exact name of registrant as specified in its charter)

                             -------------------

            California                    3674                     94-3175152
                                   (Primary Standard
   (State or other jurisdiction        Industrial               (I.R.S. Employer
       of incorporation or        Classification Code         Identification No.)
          organization)                 Number)

                               4001 Burton Drive
                             Santa Clara, CA 95054
                                (408) 982-8588
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             -------------------
                                   Kenny Liu
                            Chief Executive Officer
                                  Tvia, Inc.
                               4001 Burton Drive
                             Santa Clara, CA 95054
                                (408) 982-8588
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

  Gabriella A. Lombardi, Esq.             Christopher L. Kaufman, Esq.
   Jeffrey S. Harrell, Esq.                 Bryant B. Edwards, Esq.
 P. Christine Lillquist, Esq.              Stephen B. Richards, Esq.
 Pillsbury Madison & Sutro LLP                  Latham & Watkins
      2550 Hanover Street                    135 Commonwealth Drive
      Palo Alto, CA 94304                     Menlo Park, CA 94025

                             -------------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             -------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed without + +notice. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell securities and we are not soliciting       +
+offers to buy these securities in any state where the offer or sale is not    +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED August 2, 2000

                                5,000,000 Shares

                         [TVIA, INC. LOGO APPEARS HERE]

                                  Common Stock

                                --------------

  Tvia, Inc. is offering 5,000,000 shares of its common stock in an initial public offering. No public market currently exists for our common stock. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

                                --------------

  We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "TVIA."

                                --------------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                --------------

                                                                Per Share Total
                                                                --------- -----
Public Offering Price..........................................    $      $
Underwriting Discounts and Commissions.........................    $      $
Proceeds to Tvia, Inc. ........................................    $      $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Tvia, Inc. has granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of its common stock to cover over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the shares of
common stock to investors on     , 2000.

                                --------------

Banc of America Securities LLC

           Dain Rauscher Wessels

                     CIBC World Markets

                                                      U.S. Bancorp Piper Jaffray

                                --------------

                  The date of this prospectus is       , 2000.

                                [INSIDE COVER]
Screen shot page

The top of the page has the Tvia logo complete with stylized television.

Three screen shots depicting various displays of rich media content using the Tvia streaming media gateway solution with:
-- Microsoft TV
-- WindRiver VxWorks (complete with WindRiver logo above)
-- Liberate Screen.
The following text appears below the television screens:

"Consumers with an Internet appliance, broadband set-top box or digital television incorporating our streaming media gateway solution will be able to watch a football game, look up player statistics, email, chat or instant message with other fans and arrange for tickets and airfare to next week's game."

                                  Gatefold

The top of the page has the Tvia logo complete with the stylized television.

The left section of the picture depicts multiple input content and sources and multiple transmission media funneling into the "Tvia Streaming Media Integrated Circuits." The multiple media content and sources shown are: movies, electronic program guide, Internet audio and video, interactive menu, digital versatile disk/video compact disk/compact disk, digital video recorder/video cassette recorder/compact disk, video camera and 3D graphics animation. The multiple transmission methods shown are: television antenna (analog or digital terrestrial broadcast), cable television, satellite television, digital subscriber line/analog 56K modem and Ethernet.

The right section depicts various output transmission media, formats, receiving sources and display, that funnel out of the "Tvia Streaming Media Integrated Circuits." The output transmission media and formats shown are: digital audio/video, various international and domestic television transmission standards, digital consumer electronics and digital serial data. The receiving sources shown are: standard television and liquid crystal display television, digital video recorder/video cassette recorder, video camera, kiosk display, stereo audio, digital television and high definition television.

On the bottom of the page, in the middle of the picture, the following text appears:

"Our streaming media gateway solution which includes our proprietary software, processes, reformats, animates and blends multiple rich media content streams from different transmission sources. These content streams are then output to numerous displays through industry standard interfaces.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Note Regarding Forward-Looking Statements................................  16
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  20
Business.................................................................  28
Management...............................................................  40
Certain Transactions.....................................................  48
Principal Stockholders...................................................  50
Private Placement........................................................  51
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  59
Legal Matters............................................................  63
Experts..................................................................  63
Where You Can Find Additional Information................................  63
Index to Financial Statements............................................ F-1

    We own various trademarks and trade names used in our business. These include CyberPro, FlexiBus, Tvia and the Tvia logo. This prospectus also makes reference to trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information and consolidated financial statements, and the notes to those consolidated financial statements, appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in those forward-looking statements as a result of the factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                  Our Business

    Tvia designs, develops and markets semiconductors for the Internet appliance, broadband set-top box and digital television markets. Our semiconductor solutions, which consist of integrated circuits and proprietary software, process rich media content streams available from the Internet and television. Rich media content streams, or streaming media, are a combination of audio, video, voice, text, graphics, pictures and animation which are transmitted over various transmission pipes such as television broadcast, cable, satellite or digital subscriber lines. Our products act as a gateway for streaming media by capturing, processing and transmitting rich media content to various communication output devices such as a television or a digital video recorder. Our products, which are currently available in selected markets, enable consumers to have a customized and interactive television viewing experience. For example, a consumer with an Internet appliance, broadband set-top box or digital television incorporating one of our products will be able to watch a football game, look up player statistics, email, chat or instant message with other fans and arrange for tickets and airfare to next week's game.

    According to Nielsen Media Research, virtually all United States households have television sets. With the addition of a simple and affordable appliance incorporating one of our solutions, consumers can gain access to the Internet and experience interactive television. For example, Gartner Group estimates that the number of Internet-enabled set-top boxes worldwide will grow from 398,000 in 1999 to approximately 23.9 million in 2003. IDC estimates the worldwide market for Internet appliances in 2003 will be $15.0 billion. Dataquest estimates that in 2003 the market for digital set-top boxes will be $7.2 billion and the market for digital televisions will be $5.0 billion. Our underwriters pay subscription fees to Nielsen Media Research, Forrester Research, IDC, Gartner and Dataquest.

    Our semiconductor solutions are compatible with various microprocessors, operating systems and applications software and accept multiple data types from various transmission pipes. Our solutions also allow easy software upgrades, and are programmable and customizable. The combination of our semiconductors, software and reference designs enable our original equipment manufacturers, or OEMs, to accelerate their time to market by reducing their systems engineering development time.

    Our objective is to be the leading provider of high performance streaming media gateway solutions for the Internet appliance, broadband set-top box and digital television markets. The key elements of our strategy include the following:

  .   focus on television centric broadband consumer market applications;

  . continue to be an innovator in the development of streaming media gateway technology;

  .   maintain our focus on software development;

  . expand alliances with major microprocessor and operating system vendors;

  .   maintain flexibility to support rapidly evolving applications;

  .   target leading OEM customers; and

  .   leverage our technology into new applications.

                             Corporate Information

    We were formed as a California corporation in March 1993. Prior to the completion of this offering we intend to reincorporate in Delaware. Our principal executive office is located at 4001 Burton Drive, Santa Clara, California 95054, and our telephone number at this address is (408) 982-8588.

                                  The Offering

 Common stock offered................................ 5,000,000 shares

 Common stock to be outstanding after this offering.. 21,623,379 shares

 Use of proceeds..................................... We intend to use the offering proceeds for
                                                      working capital, general
                                                      corporate purposes and to
                                                      repay an aggregate of
                                                      $4.0 million of
                                                      indebtedness.

 Proposed Nasdaq National Market symbol.............. TVIA

---------------
  The common stock outstanding after this offering is based on the number of shares outstanding as of March 31, 2000 and excludes:

  . 1,505,974 shares subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $3.92 per share;

  . 92,433 additional shares available for grant under our stock option plan as of March 31, 2000; and

  . 288,330 shares subject to outstanding warrants as of March 31, 2000 at a weighted average exercise price of $3.39 per share.

  Except as otherwise noted, all information in this prospectus assumes:

  . the automatic conversion of our outstanding and subscribed preferred stock as of March 31, 2000 into common stock immediately prior to the closing of this offering;

  .   that the underwriters' over-allotment option will not be exercised; and

  .   a 1-for-3 stock split prior to the completion of this offering.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                           Year Ended March 31,
                                  -------------------------------------------
                                   1996     1997     1998     1999     2000
                                  -------  -------  -------  -------  -------
Consolidated Statement of
  Operations Data:
Revenues......................... $ 1,819  $ 2,352  $ 3,458  $ 1,522  $ 7,057
Gross profit (loss)..............     391     (284)     474      214    3,250
Operating loss...................  (1,728)  (3,362)  (4,928)  (5,207)  (5,009)
Net loss......................... $(1,793) $(3,417) $(5,002) $(5,671) $(6,041)
                                  =======  =======  =======  =======  =======
Dividend related to convertible
  preferred stock................     --       --       --       --   $(2,161)
                                  =======  =======  =======  =======  =======
Net loss attributable to common
  stockholders................... $(1,793) $(3,417) $(5,002) $(5,671) $(8,202)
                                  =======  =======  =======  =======  =======
Basic and diluted net loss per
  share (/1/) ................... $ (0.88) $ (1.66) $ (2.32) $ (2.56) $ (2.63)
                                  =======  =======  =======  =======  =======
Shares used in computing basic
  and diluted net loss per
  share..........................   2,032    2,058    2,156    2,219    3,118
Pro forma basic and diluted net
  loss per share (unaudited).....                                     $ (0.66)
                                                                      =======
Shares used in computing pro
  forma basic net loss per share
  (unaudited)....................                                      12,426

    The pro forma net loss per share is calculated assuming that all outstanding and subscribed shares of preferred stock are converted into common stock at the beginning of the periods presented, or on the date of issuance of the preferred stock, whichever is later.

(1)Assuming repayment of approximately $4 million of outstanding debt from the proceeds of this offering, the net loss and basic and diluted net loss per share, reflecting pro forma adjustments for the elimination of interest expense and amortization of debt guarantee costs for fiscal year 2000, would have been $5,028 and $1.61 per share, respectively.

                                                              March 31, 2000
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents and restricted cash............. $  6,864    $58,775
Working capital...........................................    5,915     57,915
Total assets..............................................   11,368     62,298
Redeemable convertible preferred stock....................   16,594        --
Stockholders' equity (deficit)............................  (14,266)    59,113

    The consolidated balance sheet data at March 31, 2000, as adjusted, gives effect to our receipt of the net proceeds from the sale of 83,333 shares of common stock in a proposed private placement at the assumed initial public offering price of $12.00 per share that is expected to close at the same time as this offering and the sale of 5,000,000 shares of common stock offered hereby at the assumed initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, the as adjusted balance sheet data reflects the exercise of 283,330 warrants to purchase common stock at a weighted average exercise price of $3.39 per share and the exercise of 41,666 warrants to purchase common stock at the assumed initial public offering price of $12.00 per share.

                                  RISK FACTORS

    Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of these risks and uncertainties occur, our business, results of operations and financial condition would likely suffer. In that case, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that may be currently considered by us to be immaterial, may also impair our business operations.

                         Risks Related to Our Business

We expect continuing losses and may not achieve profitability which could affect our ability to expand our business.

    We have incurred significant operating losses in each year since our inception and expect to continue to incur net losses for the foreseeable future, primarily as a result of increases in expenses for research and development. Our losses increased as we transitioned our focus away from the personal computer market toward the Internet appliance, broadband set-top box and digital television markets in 1996. We have incurred net losses of approximately $26.9 million from our inception in March 1993 through March 31, 2000. If we continue to incur net losses, we may not be able expand our business as quickly as we would like. We do not know when or if we will become profitable and if we do become profitable, we may not be able to sustain or increase our profitability.

Our operating expenses will increase as we build our business and these increased expenses may impact our ability to become profitable.

    We have made substantial expenditures on research and development and organizational infrastructure consisting of an executive team, finance and management information systems departments and our design center located in the People's Republic of China. For the fiscal years ended March 31, 1998, 1999 and 2000, research and development expenses represented 92.5%, 220.6% and 48.0% of our revenues, respectively. We expect to continue to spend substantial financial and other resources on developing and introducing new products and services, and on expanding our research and development, our operating infrastructure and our sales and marketing. We expect that our operating expenses will continue to increase in absolute dollars and may increase as a percentage of revenues. If our revenues do not increase, our business and results of operations could suffer. We base our expense levels in part on our expectations regarding future revenues. If our revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter.

If interactive television does not achieve market acceptance, we may not be able to sell our products or sustain our business.

    Our semiconductor solutions are incorporated into products that allow interactive television. The concept of interactive television and the market for products that facilitate it are new and developing. As a result, our profit potential is unproven and may never materialize. Broad acceptance of Internet appliances, broadband set-top boxes and digital televisions will depend on the extent to which consumers use devices other than personal computers to access the Internet. Our success will also depend on the ability of original equipment manufacturers, or OEMs, and service providers that work with our OEMs to create demand for and market the products incorporating our semiconductors. Unless a sufficiently large market for Internet appliances, broadband set-top boxes, digital televisions and other products that are used for interactive television develops, demand for products incorporating our semiconductor solutions may not be sufficient to sustain our business.

Because of our long product development process and sales cycle, we incur substantial expenses before we generate revenues and may not recover our expenditures.

    To develop market acceptance of our products, we must dedicate significant resources to research and development, production and sales and marketing. We develop products based on forecasts of demand and we incur substantial product development expenditures prior to generating associated revenues. Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for testing, evaluating and designing our products into a customer's equipment can take up to six months or more, with an additional three to six months or more before an OEM customer commences volume production of equipment incorporating our products, if ever. Because of this lengthy development cycle, we may experience a delay between the time we accrue expenses for research and development and sales and marketing efforts and the time when we generate revenues, if any.

    Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process. In addition, our customers can choose at any time to discontinue using our products in that customer's designs or product development efforts. If our products are chosen to be incorporated into a customer's products, we may still not realize significant revenues from that customer if that customer's products are not commercially successful. As a result, our profitability from quarter to quarter and from year to year may be materially affected by the number and timing of our new product introductions in any period and the level of acceptance gained by these products.

If we fail to successfully develop, introduce and sell new products, we may be unable to effectively compete in the future.

    We operate in a highly competitive, quickly changing environment marked by new and emerging products and technologies. Our success depends on our ability to develop, introduce and successfully market new products and enhance our existing products in the Internet appliance, broadband set-top box and digital television markets. The development of these new products is highly complex and, from time to time, we have experienced delays in completing their development and introduction. Any one of the following factors could affect our ability to develop, introduce and sell new products and could materially harm our business:

  .   our failure to complete new product designs in a timely manner;

  . our inability to manufacture our new products according to design specifications;

  . our inability to deliver our products to our customers in a timely manner for any reason, including a lack of manufacturing capacity or the failure of our contracted foundries to meet targeted manufacturing yields; and

  . our sales force's and independent distributors' inability to create adequate demand for our products.

Our future operating results are likely to fluctuate and may fail to meet expectations which could cause our stock price to decline.

    Our operating results have varied in the past and are likely to do so in the future as we attempt to meet consumer demand in the emerging markets for Internet appliances, broadband set-top boxes and digital televisions. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons. Any failure to meet these expectations or those of securities analysts and investors could cause our stock price to fluctuate or decline significantly. A number of factors, including those listed below, may cause fluctuations in our operating results:

  . fluctuations in the volume of product sales, changes in product mix and pricing concessions on sales;

  . the timing, rescheduling or cancellation of significant customer orders;

  . the timing of investments in, and the results of, research and development;

  .   changes in industry standards;

  .   introduction of interactive television services by service providers;

  .   availability of manufacturing capacity and raw materials;

  .   product introductions and price changes by our competitors;

  . our ability to specify, develop, introduce and market new products with smaller geometries, more features and higher levels of design integration in accordance with design requirements and design cycles; and

  .   the level of orders received that can be shipped in a given period.

Our industry is highly competitive, and we cannot assure you that we will be able to effectively compete.

    The market for Internet appliances, broadband set-top boxes and digital televisions in particular, and the semiconductor industry in general, are highly competitive. We compete with a number of domestic and international suppliers of semiconductors in our targeted markets. We expect competition to intensify as current competitors expand their product offerings and new competitors enter our targeted markets. We believe that we must compete on the basis of a variety of factors, including:

  .   functionality;

  .   performance;

  .   time to market;

  .   price;

  .   conformity to industry standards;

  .   product road maps; and

  .   technical support.

    We currently compete with ATI Technologies, Inc., Broadcom Corporation, and TeraLogic, Inc. In addition to these competitors, we expect other major semiconductor manufacturers will enter our targeted markets as the Internet appliance, broadband set-top box and digital television markets become more established. A number of companies, including International Business Machines Corporation, STMicroelectronics N.V., National Semiconductor Corporation and TeleCruz Technology, Inc., have announced that they are developing or plan to introduce competing products in the Internet appliance, broadband set-top box and digital television markets which could result in significant competition.

    Some of our current and potential competitors operate their own fabrication facilities or have a longer operating history and significantly greater financial, sales and marketing resources. They may also have preexisting relationships with our customers or potential customers. As a result, these competitors may be able to adapt more quickly to new or emerging products, develop new technologies, or address changes in customer requirements or devote greater resources to the development and promotion of strategic relationships among themselves or with existing or potential customers. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Increased competition could harm our business, results of operations and financial condition by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities.

We depend on two independent foundries to manufacture our products based on our forecasts, which could result in an oversupply or undersupply of products.

    We do not own or operate our own fabrication facility. We currently depend upon two outside foundries, Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Manufacturing Corporation, or

UMC. We do not have long term supply agreements with these foundries to manufacture our semiconductor products. Both of these foundries are located in Taiwan and each has limited manufacturing capacity.

    The foundries require us to provide forecasts of our anticipated manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory. Obtaining additional supply in the face of product shortages may be costly or not possible, especially in the short term. Our failure to adequately forecast demand for our products would materially harm our business. The foundries may allocate capacity to the production of other companies' products while reducing delivery to us on short notice.

If we have to qualify new independent foundries for any of our products and do not have sufficient supply of our products on hand, we may lose revenues and damage our customer relationships.

    Processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities. Our foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start up of new process technologies. In addition, the foundries we use are located in a seismically active area, and earthquakes have caused these foundries to close for repairs, resulting in a delay in manufacturing our products.

    Although we primarily utilize two independent foundries, most of our components are not manufactured at both foundries at any given time. The inability of one of the foundries to provide components could result in significant delays and harm our business. In the event either foundry experienced manufacturing or financial difficulties or suffered any damage or destruction to its facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. For example, in September 1999, Taiwan experienced a major earthquake. The earthquake and its resulting aftershocks caused power outages and significant damage to Taiwan's infrastructure. In addition, as a result of the rapid growth of the semiconductor industry based in the industrial park where both foundries are located, severe constraints have been placed on the water and electricity supply in that region. Any shortages of water or electricity or a natural disaster could adversely affect our foundries' ability to supply our products, which could have a material adverse effect on our operating results.

    Even our current outside foundries would need to have manufacturing processes qualified in the event of a disruption at the other foundry, which we may not be able to accomplish in a timely manner sufficient to prevent an interruption in the supply of the affected products. We cannot assure you that any existing or new foundries would be able to produce integrated circuits with acceptable manufacturing yields in the future, or will continue to have sufficient capacity to meet our needs. If our manufacturing requirements are not satisfied, our business would be materially harmed.

A significant amount of our revenues comes from a few OEMs and any decrease in revenues from these few customers could significantly impact our financial results.

    Historically we have been, and we expect to continue to be, dependent on a relatively small number of OEMs for a significant portion of our total revenues. Most sales to these customers are through distributors. Sales to one of our distributors, Weikeng Industrial Co., Ltd. accounted for approximately 16.2% of our total revenues for fiscal year 2000. For the fiscal year ended March 31, 2000 sales to Allwell Corporation, an OEM, accounted for approximately 11.6% of our total revenues. We may not be able to retain our largest customers or to obtain additional key accounts. Any reduction or delay in sales of our products to one or more of our key customers or our inability to successfully develop relationships with additional key customers could have a material adverse effect on our business.

Customers may cancel or defer significant purchase orders, or our distributors may return our products, which would cause our inventory levels to increase and our revenues to decline.

    We sell our products on a purchase order basis through our direct sales channel, sales representatives and distributors, and our customers may cancel or defer purchase orders at any time with little or no penalty. We recognize revenues from sales to our distributors when they have sold our products to their customers. We recognize revenues on sales to our OEM customers when we ship our products to the OEM. We generally permit our distributors to return products to us. If our customers cancel or defer significant purchase orders or our distributors return our products, our inventories would increase and our revenues would decrease, which would materially harm our business. Refusal of OEM customers to accept shipped products or delays or difficulties in collecting accounts receivable could have an adverse effect on our business.

Our semiconductors are complex to manufacture and may have errors or defects which could be costly to correct.

    The manufacture of semiconductors is a complex process. Foundries may not achieve acceptable product yields from time to time due to the complexity of the integrated circuit design, inadequate manufacturing processes and other reasons. We refer to the proportion of final acceptable integrated circuits that have been processed, assembled and tested relative to the gross number of integrated circuits that could have been produced from the raw materials as our product yields. Identifying defects and determining the reason for low yields may be discovered after production has begun and at various stages of the production cycle. Our inability to discover defects early in the production cycle will result in higher costs and may require a diversion of our technical personnel and resources away from product development in order to correct the defect. In addition, defective products that have been released into the market and distributed to our customers and end users may result in harm to our reputation, significant warranty costs, diversion of our technical and managerial resources and potential product liability claims that would be costly to defend.

Our software is complex and may have bugs or defects which could be costly to correct.

    Our products depend on complex software that we develop internally and license from others. Complex software often contains defects, particularly when first introduced or when new versions are released. Determining whether our software has defects may occur after our products are released into the market and distributed to our customers and end users, and may result in harm to our reputation, significant warranty costs, diversion of our technical resources and potential product liability claims that would be costly to defend and divert managerial resources.

We face foreign business, political and economic risks because a majority of our sales are to customers outside of the United States.

    Sales of our products to our OEM customers and to distributors located outside the United States accounted for 90%, 81% and 71% of our total revenues in fiscal years 1998, 1999 and 2000, respectively. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods. In addition, many of our domestic customers sell their products outside of North America, thereby indirectly exposing us to risks associated with foreign commerce. Asian economic instability impacts the sales of products manufactured by our customers, as does the Chinese New Year, during which time many manufacturers and businesses close their operations. We could also experience greater difficulties collecting accounts receivable from customers outside of the United States. Accordingly, our operations and revenues are subject to a number of risks associated with foreign commerce.

    To date, we have denominated sales of our products in foreign countries exclusively in United States dollars. As a result, any increase in the value of the United States dollar relative to the local currency of a foreign country will increase the price of our products in that country so that our products become relatively more expensive to customers in the local currency of that foreign country. As a result, sales of our products in that foreign country may decline. To the extent any of these types of risks materialize, our business would be materially harmed.

The rapid growth of our business and operations has strained and will continue to strain our administrative, operational and financial resources, and our failure to manage our future growth could affect our operations and our future ability to expand.

    We are currently experiencing rapid growth and expansion in our business and operations. For example, we are expanding our research and development facilities in the People's Republic of China. Our growth has placed, and will continue to place, a significant strain on our administrative, operational and financial resources and increased demands on our systems and controls. To accommodate our growth, we must implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvement of our accounting and other internal management systems, all of which are likely to require substantial managerial effort. We cannot assure you that these efforts can be accomplished successfully. Our growth has resulted in a continuing increase in the level of responsibility for both existing and new management personnel, and will require that we recruit, hire and train a substantial number of new personnel. Our failure to manage our growth could prevent us from successfully achieving market acceptance for our products, disrupt our operations, delay our expansion and harm our business.

We depend on key personnel, the loss of whom would impair or inhibit the growth of our business.

    Our success depends on the skills, experience and performance of our executive officers and other key management and technical personnel, many of whom would be difficult to replace. We are particularly dependent on Kenny Liu, our Chairman and Chief Executive Officer, and Jack Guedj, our President. We are also highly dependent on our founders, Jhi-Chung Kuo and Yee Wong, who run our engineering and manufacturing operations. We also depend upon our experienced business development personnel, marketing personnel, systems application engineers, circuit designers, logic engineers and software engineers. The competition for employees with these skills is intense, particularly in the San Francisco Bay Area, and we may not be able to attract and retain a sufficient number of such qualified new personnel in the future. The loss of the service of one or more of our key employees, or our failure to attract, retain and motivate qualified personnel would inhibit the growth of our business.

We may encounter periods of semiconductor oversupply, resulting in pricing pressure, as well as undersupply, resulting in a risk that we could be unable to fulfill our customers' requirements.

    The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, its products. These fluctuations have resulted in circumstances when supply and demand for the industry's products have been widely out of balance. Our operating results may be materially harmed by industry wide semiconductor oversupply, which could result in severe pricing pressure. On the other hand, in a market with undersupply, we would have to compete with larger companies for limited manufacturing capacity. If material shortages occur, we may incur additional costs to procure the scarce components or be unable to have our products manufactured in a timely manner or in quantities necessary to meet our requirements. Since we outsource all of our manufacturing, we are particularly vulnerable to supply shortages. As a result, we may be unable to fill orders and may lose customers. Any future industry wide oversupply or undersupply of semiconductors would materially harm our business and have a negative impact on our earnings.

We rely on strategic relationships to commercialize our products, and these relationships may require that we expend significant resources without guarantees that our endeavors will be profitable.

    We rely on strategic relationships with some of our customers who we believe are the market leaders in our target markets. These relationships often involve the proposed development by us of new products involving significant technological challenges. Since the proposed products under development may offer potential competitive advantages to our customers, considerable pressure is frequently placed on us to meet development schedules. While an essential element of our strategy involves establishing such relationships, these projects require substantial amounts of our limited resources, with no guarantee of revenues to us, and could materially detract from or delay the completion of other important development projects. Delays in development could impair the relationship between us and our customers and negatively impact sales of the products under development. Moreover, our customers may develop their own solutions for products currently supplied by us, which could have an adverse effect on our business.

We depend on third party subcontractors for assembly of our semiconductors which reduces our control over the delivery, quantity, quality or cost of our products.

    Substantially all of our products are assembled by one of two subcontractors, both of which are located in Taiwan. Typically, we procure services from these subcontractors on a purchase order basis. Their availability to assemble our products could be adversely affected if either subcontractor experiences financial difficulties or suffers any damage or destruction to its facilities or any other disruption of its assembly capacity. Because we rely on third party subcontractors for assembly of our products, we cannot directly control product delivery schedules. We have experienced in the past, and may experience in the future, product shortages or quality assurance problems that could increase the cost of manufacturing or testing of our products. It is time consuming and difficult to find and qualify alternative assemblers. If we are forced to find substitute subcontractors, shipments of our products could be delayed. Any problems associated with the delivery, quantity or cost of our products could harm our business.

Political instability in the People's Republic of China or Taiwan could harm our manufacturing and research and development capabilities and negatively impact our product sales.

    We operate a facility and are in the process of expanding our research and development operations in the People's Republic of China. In addition, almost all of our products are manufactured and assembled outside of the United States at facilities operated by third parties in Taiwan. The political and economic conditions in the region, including the People's Republic of China's dispute with Taiwan, may adversely impact our operations including manufacture and assembly of our products and research and development efforts. We cannot assure you that restrictive laws or policies on the part of either the People's Republic of China or the United States will not constrain our ability to operate in both countries. If we are required to relocate our facilities, our business will be disrupted and our costs associated with research and development will increase.

If our competitors use our intellectual property and proprietary rights, our ability to compete would be impaired.

    Our success depends in part upon our rights in proprietary technology and processes that we develop and license from, and to, others. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements with our employees, consultants and strategic partners in order to protect proprietary technologies that use our products. We cannot assure you that these measures will provide meaningful protection for our proprietary technologies and processes, and they do not prevent independent third party development of competitive products. In addition, it is difficult to monitor unauthorized use of technology, particularly in foreign countries where laws may not protect our proprietary rights as fully as in the United States.

    We currently have patent applications pending in the United States, and we may seek additional patents in the future. Because the content of patent applications in the United States is not publicly disclosed until the patent is issued, applications may have been filed which relate to our products or processes. We cannot assure you that our current patent applications or any future patent applications will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products.

We may face intellectual property infringement claims that could be costly and could result in the loss of proprietary rights which are necessary to our business.

    Other parties may assert patent infringement claims against us, including claims against technology that we license from others, and our products or processes may infringe issued patents of others. Litigation is common in the semiconductor industry and any litigation could result in significant expense to us. Litigation would also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. Litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements may not be available on acceptable terms, including limitations on representations and warranties regarding infringement and indemnification in the event of infringement claims. Our failure or inability to develop non-infringing technology, license the proprietary rights on a timely basis or receive appropriate protection on licensed technology would harm our business.

Regulation of our customers' products may slow the process of introducing new products and could impair our ability to compete.

    The Federal Communications Commission, or the FCC, has broad jurisdiction over our target markets. Various international entities or organizations may also regulate aspects of our business or the business of our customers. Although our products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which our products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, Internet appliances, broadband set-top boxes and digital televisions must be tested and certified by Underwriters Laboratories and meet FCC regulations. Accordingly, the effects of regulation on our customers or the industries in which our customers operate may, in turn, harm our business. FCC regulatory policies affecting the ability of cable operators or telephone companies to offer certain services and other terms on which these companies conduct their business may impede sales of our products. In addition, our business may also be adversely affected by the imposition of tariffs, duties and other import restrictions on systems of suppliers or by the imposition of export restrictions on products that we sell internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm our business.

                         Risks Related to this Offering

Our common stock has not been publicly traded and we expect that the price of our stock may fluctuate substantially.

    Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The initial public offering price has been determined through negotiations between the underwriters and us. This price will not necessarily reflect the market price of the common stock following this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

  . the announcement of new products or product enhancements by us or our competitors;

  .   actual or anticipated fluctuations in our operating results;

  .   changes in expectations as to our future financial performance;

  .   changes in financial estimates of securities analysts;

  .   developments in our industry; and

  . the operating and stock price performance of other comparable companies.

    In addition, stock prices for technology companies similar to ours have been highly volatile and valuations have often been unrelated to the operating performance of the companies. Such factors and fluctuations may materially and adversely affect the market price of our stock and reduce the value of your investment.

Management may apply the proceeds of this offering to uses that may not increase our profits or market value.

    Our management will have considerable discretion in the application of the proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The proceeds may be used for corporate purposes that may not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock may cause the market price of our stock price to decline.

    We will have approximately 21,623,379 shares of common stock outstanding immediately after the offering. The shares sold in the offering will be freely transferable. Additional shares may be sold in the public market to the extent permitted by Rule 144 or exemptions under the Securities Act. Lock-up agreements executed by our stockholders limit the number of shares of common stock that may be sold in the public markets. However, Banc of America Securities LLC may, in its sole discretion, release all or some portion of the securities subject to the lock-up agreements. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the offering, or the perception that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock. See "Shares Eligible for Future Sale."

    The holders of an aggregate of approximately 10,909,497 shares of our common stock, assuming conversion of our preferred stock into common stock, have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

    After this offering, our officers, directors and principal stockholders will together beneficially own approximately 18.4% of our outstanding common stock. These stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, this concentration of ownership may delay or prevent a change in control and might affect the market price of our common stock.

Provisions in our charter documents and Delaware law may delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

    Our certificate of incorporation and our bylaws and Delaware law contain provisions that could delay or prevent a change in control of Tvia. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

  . authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock; and

  .   prohibit stockholder action by written consent.

    Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by our board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "seek" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock that we are offering will be approximately $54.4 million, assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters fully exercise their over-allotment option, we estimate the net proceeds will be approximately $62.8 million.

    We intend to use the net proceeds primarily for working capital expenditures associated with the purchase of additional inventory related to the growth of our business and increased receivables and for general corporate purposes. We also intend to use approximately $4.0 million to repay the outstanding balance under three lines of credit. Borrowings under two lines of credit bear interest at the three month commercial paper rate plus 2.3%. The amount outstanding under these lines of credit was approximately $3.0 million as of March 31, 2000. Borrowings under the third line of credit bear interest at a fixed rate of 7.63%. The amount outstanding under this line of credit was approximately $1.1 million as of March 31, 2000. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we have no current plans in this regard. Until we use the net proceeds, we plan to invest the funds in short term, interest bearing, investment grade securities. Another purpose of this offering is to create a public market for our common stock and to facilitate our future access to public capital markets.

                                DIVIDEND POLICY

    We have never declared or paid dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future. We currently plan to retain any earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2000:

  .   on an actual basis;

  . on a pro forma basis after giving effect to the conversion of all outstanding shares of preferred stock (including subscribed preferred stock) and the exercise of warrants to purchase preferred stock into common stock; and

  .   on the same pro forma basis as adjusted to reflect:

     . the application of the net proceeds from this offering, assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the repayment of approximately $4.0 million of the outstanding amounts under lines of credit; and

     . the application of the net proceeds from the proposed sale of 83,333 shares of common stock in a private placement that is expected to close at the same time as this offering and the assumed exercise of warrants to purchase 41,666 shares of common stock, each assuming an initial public offering price of $12.00 per share.

    The pro forma as adjusted balance sheet data as of March 31, 2000 also reflects the write off of deferred debt issuance costs related to the debt to be repaid with the proceeds of this offering.

                                                         March 31, 2000
                                               -----------------------------------
                                                                        Pro Forma
                                                Actual   Pro Forma (1) As Adjusted
                                               --------  ------------- -----------
                                               (in thousands, except share data)
Long term debt:                                $  2,959    $  2,959      $   --
Redeemable convertible preferred stock:
 Series F, G, and H:
  5,302,438 shares authorized; 5,107,385
  shares outstanding at March 31, 2000; no
  shares outstanding pro forma or pro forma
  as adjusted................................    16,594         --
 Warrants to purchase redeemable convertible
  preferred stock............................       849         --
                                               --------    --------      -------
Stockholders' deficit:                           17,443         --           --
 Series A, B, C, D, E and I convertible
  preferred stock: 5,972,120 shares
  authorized; 5,305,454 shares outstanding at
  March 31, 2000; 496,658 shares subscribed
  at March 31, 2000; no shares outstanding
  pro forma or pro forma as adjusted.........     9,242         --
 Common stock: 125,000,000 authorized pro
  forma as adjusted; 5,300,553 shares
  outstanding at March 31, 2000; 16,498,380
  shares outstanding pro forma, 21,623,379
  shares outstanding pro forma as adjusted...     7,846      35,508       91,448
Deferred stock compensation..................    (4,499)     (4,499)      (4,499)
Accumulated deficit..........................   (26,855)    (26,855)     (27,836)
                                               --------    --------      -------
Total stockholders' deficit..................   (14,266)      4,154       59,113
                                               --------    --------      -------
  Total capitalization.......................  $  6,136    $  7,113      $59,113
                                               ========    ========      =======

(1)The pro forma stockholders' equity presented in the consolidated balance sheet excludes the exercise of outstanding preferred stock warrants.

    The information in the table above excludes:

  . 1,505,974 shares subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $3.92 per share; and

  . 92,433 additional shares available for grant under our stock option plans as of March 31, 2000.

    This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management-- Employee Benefit Plans" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                    DILUTION

    Our pro forma net tangible book value at March 31, 2000 was approximately $3,173,000 or $0.19 per share after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering and the assumed exercise of warrants to purchase 288,330 shares of preferred stock at a weighted average exercise price of $3.39 per share and the subsequent conversion into common stock prior to this offering. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding after the conversion of our preferred stock and exercise of warrants. After giving effect to the proposed sale of 83,333 shares of common stock in a private placement that is expected to close at the same time as this offering and the exercise of warrants to purchase 41,666 shares of common stock each at the assumed initial public offering price of $12.00 per share and after giving effect to the sale of the 5,000,000 shares of our common stock offered in this offering at an initial public offering price of $12.00 per share, our pro forma as adjusted net tangible book value at March 31, 2000 would have been approximately $59,113,000 or $2.73 per share. This represents an immediate increase in net tangible book value of $2.54 per share to existing stockholders and immediate dilution of $9.27 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution to the new investors:

Assumed initial public offering price per share....................       $12.00
  Pro forma net tangible book value per share at March 31, 2000....  0.19
  Increase in pro forma net tangible book value per share
    attributable to this offering..................................  2.54
                                                                     ----
Pro forma net tangible book value per share as adjusted after the
  offering.........................................................         2.73
                                                                          ------
Dilution per share to new investors in this offering...............       $ 9.27
                                                                          ======

    The following table summarizes, on a pro forma basis as of March 31, 2000, the difference between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share. The consideration paid by new investors is before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

    The information in the following table excludes:

  . 1,505,974 shares subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $3.92 per share;

  . 92,433 additional shares available for grant under our stock option plans as of March 31, 2000.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  16,498,380  76.3%  $22,952,000  27.2%     $ 1.39
   New investors..........   5,124,999  23.7%   61,500,000  72.8%      12.00
                            ----------  ----   -----------  ----
     Total................  21,623,379   100%  $84,452,000   100%
                            ==========  ====   ===========  ====


    The information in the table above assumes conversion of all shares of preferred stock outstanding and subscribed as of March 31, 2000 into common stock and the exercise of the warrants. The information in the table above also includes the proposed sale of 83,333 shares of common stock in a private placement that is expected to close at the same time as this offering and the assumed exercise of warrants to purchase 41,666 shares of common stock.

    If we assume that the 1,505,974 shares subject to outstanding options are exercised at a weighted average exercise price of $3.92 per share, the dilution per share to new investors would be $9.19. In addition, the shares purchased and total consideration would be 23,129,353 and $90,355,000, respectively.

    The table should be read in conjunction with "Capitalization," "Management--Employee Benefit Plans" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended March 31, 1998, 1999 and 2000 and consolidated balance sheet data at March 31, 1999 and 2000, are derived from our audited financial statements included in this prospectus. The consolidated statement of operations data for the years ended March 31, 1996 and 1997 and consolidated balance sheet data at March 31, 1996 and 1997, are derived from our audited financial statements not included in this prospectus.

                                           Year Ended March 31,
                                  -------------------------------------------
                                   1996     1997     1998     1999     2000
                                  -------  -------  -------  -------  -------
                                   (in thousands, except per share data)
Consolidated Statement of
  Operations Data:
Revenues:
 Product sales................... $ 1,819  $ 1,028  $ 2,597  $ 1,432  $ 6,528
 Development contracts and
  other..........................     --     1,324      861       90      529
                                  -------  -------  -------  -------  -------
  Total revenues.................   1,819    2,352    3,458    1,522    7,057
                                  -------  -------  -------  -------  -------
Cost of revenues:
 Product sales...................   1,428    1,879    2,458    1,257    3,622
 Development contracts and
  other..........................     --       757      526       51      185
                                  -------  -------  -------  -------  -------
  Total cost of revenues.........   1,428    2,636    2,984    1,308    3,807
                                  -------  -------  -------  -------  -------
Gross profit (loss)..............     391     (284)     474      214    3,250
                                  -------  -------  -------  -------  -------
Operating expenses:
 Research and development........   1,724    1,876    3,199    3,357    3,390
 Sales, general and
  administrative.................     395    1,202    2,203    2,062    3,370
 Amortization of deferred stock
  compensation...................     --       --       --         2    1,499
                                  -------  -------  -------  -------  -------
  Total operating expenses.......   2,119    3,078    5,402    5,421    8,259
                                  -------  -------  -------  -------  -------
Operating loss...................  (1,728)  (3,362)  (4,928)  (5,207)  (5,009)
                                  -------  -------  -------  -------  -------
Interest expense, net............      65       55       74      464    1,032
                                  -------  -------  -------  -------  -------
Net loss......................... $(1,793) $(3,417) $(5,002) $(5,671) $(6,041)
                                  =======  =======  =======  =======  =======
Dividend related to convertible
 preferred stock.................     --       --       --       --   $(2,161)
                                  =======  =======  =======  =======  =======
Net loss attributable to common
 stockholders.................... $(1,793) $(3,417) $(5,002) $(5,671) $(8,202)
                                  =======  =======  =======  =======  =======
Basic and diluted net loss per
 share........................... $ (0.88) $ (1.66) $ (2.32) $ (2.56) $ (2.63)
                                  =======  =======  =======  =======  =======
Shares used in computing basic
 net loss per share..............   2,032    2,058    2,156    2,219    3,118
Pro forma basic net loss per
 share (unaudited)...............                                     $ (0.66)
                                                                      =======
Shares used in computing pro
 forma basic net loss per share
 (unaudited).....................                                      12,426

                                                 March 31,
                                  -------------------------------------------
                                   1996    1997    1998      1999      2000
                                  ------  ------  -------  --------  --------
                                              (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and
 restricted cash................. $  367  $  514  $     8  $    --   $  6,864
Working capital (deficit)........   (977)   (547)  (2,439)   (3,476)    5,915
Total assets.....................  1,484   2,344    1,795       730    11,368
Long term debt...................    --      --       --        --      2,959
Redeemable convertible preferred
 stock...........................    --    2,325    5,212     9,704    16,594
Stockholders' deficit............ (1,005) (2,326)  (7,326)  (12,978)  (14,266)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion with our financial statements and the related notes included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Some statements in this discussion and analysis are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from historical results or our predictions. See "Note Regarding Forward-Looking Statements."

Overview

    Tvia currently has three product families: the CyberPro 2010 family, introduced in calendar year 1997; the CyberPro 5000 family, introduced in calendar year 1998; and the CyberPro 5300 family, introduced in calendar year 1999. These product families currently generate most of our revenues.

    From our inception through 1996, we were primarily engaged in product development and the establishment of strategic customer and foundry relationships. During this period, we generated the majority of our total revenues from development contracts and the shipment of integrated circuits for the personal computer market. These development contracts required us to design semiconductor devices for other companies. In 1996 we began to transition our focus away from the personal computer market to the Internet appliance, broadband set-top box and digital television markets. As a result of this transition, product revenues from the personal computer market, along with total revenues, declined. Sales of products for the personal computer market accounted for 68%, 20% and 2% of total revenues in fiscal years 1998, 1999 and 2000, respectively. As of March 31, 2000, we were focused on the Internet appliance, broadband set-top box and digital television markets. Sales to customers in these targeted markets accounted for 7%, 50% and 83% of total revenues in fiscal years 1998, 1999 and 2000, respectively.

    We sell our products through three channels. First, we sell our products directly to original equipment manufacturers, or OEMs, and recognize revenues at the time of shipment to these OEMs. Second, we sell our products through sales representatives who receive a commission. Finally, we sell our products to a number of distributors who have contractual rights to earn a negotiated margin on the sale of our products. We defer recognition of revenues for sales to our distributors until after they have sold our products to OEMs. As a result, we provide allowances for warranty costs upon shipment to OEMs and upon sell through by distributors. We also generate revenues from development contracts and licensing software. Since 1997, revenues from development contracts and software licensing have decreased as a percentage of total revenues and we believe that those revenues will continue to constitute a low percentage of total revenues in the future.

    Approximately 71% and 81% of our total revenues for the fiscal years ended March 31, 2000 and 1999, respectively, were derived from customers located outside the United States. All of our revenues to date have been denominated in United States dollars. Historically, a relatively small number of customers and distributors have accounted for a significant portion of our product sales. Our top five customers, including distributors, accounted for 45% and 56% of product sales in the fiscal years ended March 31, 2000 and 1999, respectively. Recently, the percentage of our revenues attributable to sales to distributors has increased substantially. Much of this increase reflects revenues from design wins with new OEMs which rely on third party manufacturers or distributors to provide inventory management and purchasing functions.

    Various factors have affected and may continue to affect our gross margin. These factors include, but are not limited to, our product mix, the position of our products in their respective life cycles, final test yields and the mix of our product sales and development contracts and other revenues. For example, newly introduced products generally have higher average selling prices and generate higher gross margins. Both average selling prices and the related gross margins typically decline over product life cycles due to competitive pressures and volume price agreements. Our gross margin and operating results in the future may continue to fluctuate as a result of these and other factors.

    The sales cycle for the test and evaluation of our products can range from three months to six months or more, with an additional three to six months or more before an OEM customer commences volume production of equipment incorporating our products. Due to these lengthy sales cycles, we may experience a delay between incurring operating expenses and inventory costs and the generation of revenues from design wins.

    We have sustained losses on a quarterly and annual basis since inception. As of March 31, 2000, we had an accumulated deficit of $26.9 million. These losses resulted from significant costs incurred in the planning and development of our technology and services and from significant marketing costs. We expect to experience significant growth in our operating expenses, particularly in research and development as we design and market new technologies.

    In connection with the grant of stock options to employees, we have recorded stock based compensation related to stock options granted below deemed fair market value through March 31, 2000 of approximately $6.0 million. Of this amount, we amortized approximately $1.5 million through March 31, 2000. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. The remaining $4.5 million will be amortized over the remaining vesting period of the options, generally four years or less. As a result, the amortization of stock based compensation will impact our reported results of operations through fiscal year 2004.

    In connection with the extension of a credit facility and the guarantee of other credit facilities by related parties, we have issued warrants and options. As of March 31, 2000, we have calculated the fair value of the warrants and options using the Black-Scholes model to be $1.7 million and have recorded this amount as a deferred debt issuance cost. Of this amount, we amortized approximately $753,000 through March 31, 2000. The remaining $981,000 will be amortized as additional interest expense over the remaining term of the guarantee.

    We have a subsidiary in the People's Republic of China which performs research and development, and a branch office in Taiwan which is primarily engaged in sales efforts.

Results of Operations

    The following tables set forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues. Our results of operations are reported as a single business segment.

                                                      Year Ended March 31,
                                                      ------------------------
                                                       1998     1999     2000
                                                      ------   ------   ------
Consolidated Statement of Operations Data:
Revenues:
 Product sales......................................    75.1%    94.1%    92.5 %
 Development contracts and other....................    24.9      5.9      7.5
                                                      ------   ------   ------
  Total revenues....................................   100.0    100.0    100.0
                                                      ------   ------   ------
Cost of revenues:
 Product sales......................................    71.1     82.5     51.3
 Development contracts and other....................    15.2      3.4      2.6
                                                      ------   ------   ------
  Total cost of revenues............................    86.3     85.9     53.9
                                                      ------   ------   ------
Gross profit (loss).................................    13.7     14.1     46.1
                                                      ------   ------   ------
Operating expenses:
 Research and development...........................    92.5    220.6     48.0
 Sales, general and administrative..................    63.7    135.5     47.8
 Amortization of deferred stock compensation........     --       0.1     21.2
                                                      ------   ------   ------
  Total operating expenses..........................   156.2    356.2    117.0
                                                      ------   ------   ------
Operating loss......................................  (142.5)  (342.1)   (70.9)
                                                      ------   ------   ------
Interest expense, net...............................     2.1     30.5     14.6
                                                      ------   ------   ------
Net loss............................................  (144.6)  (372.6)   (85.5)
                                                      ------   ------   ------
Dividend related to convertible preferred stock.....     --       --     (30.6)
                                                      ------   ------   ------
Net loss attributable to common stockholders........  (144.6)% (372.6)% (116.1)%
                                                      ======   ======   ======

Results of Operations for the Fiscal Years Ended March 31, 2000, 1999 and 1998

    Revenues. Revenues were $7.1 million, $1.5 million and $3.5 million for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. Revenues increased by $5.5 million from fiscal year 1999 to fiscal year 2000, an increase of 364%. This increase in revenues was primarily due to increased sales of our CyberPro 2010 and CyberPro 5000 series of semiconductors for the Internet appliance, broadband set-top box and digital television markets. Revenues from OEMs, distributors, and through sales representatives in fiscal year 2000 were $3.9 million, $1.8 million and $1.4 million, respectively. Revenues decreased by $2.0 million from fiscal year 1998 to fiscal year 1999. Product revenues decreased $1.2 million from fiscal year 1998 to fiscal year 1999, reflecting the phase out of the personal computer based product line. Development contract revenues for fiscal year 1999 decreased to $90,000 from $861,000 for fiscal year 1998, reflecting the substantial completion of a large development contract with a foreign customer in fiscal year 1998. We anticipate that development contract revenues in future periods will be lower than those in fiscal year 2000 and will continue to decline relative to revenues from sales.

    Export revenues, consisting primarily of product sales and development contracts to OEMs and distributors in Asia, represented 71%, 81% and 90% of total revenues in fiscal years 2000, 1999 and 1998, respectively. All export revenues are denominated in United States dollars. We believe export sales will continue to represent a majority of our revenues in future periods.

    Gross margin. Gross margin was 46.1%, 14.1% and 13.7% for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. The improvement in gross margin between periods is attributable primarily to shipments of our CyberPro 2010 and CyberPro 5000 series of products, which have higher margins than our personal computer products, improved production yields achieved by our third party foundries, cost reduction efforts by moving to smaller die sizes and higher revenues over relatively fixed production costs.

    Research and development. Research and development expenses include personnel and other costs associated with the development of product designs, process technology, software and programming hardware. Our research and development expenses reflect our continuing efforts to develop and bring to market innovative and cost effective semiconductors that process the rich media content available on the Internet and the broadband network. Research and development expenses were $3.4 million, $3.4 million and $3.2 million for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. As a percentage of revenues, research and development expenses represented 48.0%, 220.6% and 92.5% for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. The decrease in research and development expenses as a percentage of revenues from fiscal year 1999 to fiscal year 2000 is primarily attributable to the increase in revenues between periods. During fiscal year 1999, in conjunction with the reorganization of our research and development activities, we reduced, by 15, the personnel supporting the personal computer market and expanded, by 34, the personnel for the Internet appliance, broadband set-top box and digital television markets. Part of this personnel expansion is due to the establishment of a research and development operation in the People's Republic of China. Our research and development activities in the People's Republic of China provide software and application specific integrated circuit development support to our domestic operation. We employed 26 engineers in the People's Republic of China at March 31, 2000 and intend to significantly expand our headcount at this design center in future periods. Although we expect absolute research and development expenses to increase, we expect research and development expenses as a percentage of revenues to decrease.

    Sales, general and administrative. Sales, general and administrative expenses consist primarily of personnel and other costs associated with the management of our business and with the sale and marketing of our products. Sales, general and administrative expenses were $3.4 million, $2.1 million and $2.2 million for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. As a percentage of revenues, sales, general and administrative expenses were 47.8%, 135.5% and 63.7% for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. The decrease in sales, general and administrative expenses as a percentage of revenues from fiscal year 1999 to fiscal year 2000 is primarily attributable to the increase in revenues between periods. The increase in sales, general and administrative expenses as a percentage of revenues from fiscal year 1998 to fiscal year 1999 is primarily attributable to the decrease in revenues between periods. The $1.3 million increase in sales, general and administrative expenses from fiscal year 1999 to fiscal year 2000 was primarily due to increased headcount, including hiring executive officers, legal and accounting expenses associated with our financing activities and $200,000 of expense associated with stock compensation to our sales channels. We anticipate that absolute levels of general and administrative expenses will increase in future periods due to the costs associated with being a public company. Although we expect sales and marketing expenses to increase in absolute dollars, we expect these expenses to decrease as a percentage of revenues.

    Deferred stock compensation. We grant stock options to hire, motivate and retain employees. We incurred stock compensation expense of $1.5 million and $2,000 for the fiscal years ended March 31, 2000 and 1999, respectively. No stock compensation expense was incurred for the fiscal year ended March 31, 1998.

    Interest expense, net. We incurred interest expenses of $1.0 million, $464,000 and $74,000 for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. The increase in interest expense in fiscal year 2000 from fiscal year 1999 was primarily due to $753,000 of costs related to the guarantee of a line of credit by a party related to us. The increase in interest expense in fiscal year 1999 from fiscal year 1998 was due primarily to the interest on a $2.2 million bank line of credit obtained in December 1997 and costs of the related guarantee.

    Provision for income taxes. We are taxed in our jurisdictions of operations based on the extent of taxable income generated in each jurisdiction. For income tax purposes, revenues are attributed to the taxable jurisdiction where the sales transactions generating the revenues were initiated. We incurred operating losses for each of the fiscal years ended March 31, 2000, 1999 and 1998, and therefore made no provision for income tax in these fiscal years. As of March 31, 2000, we had federal and state net cumulative operating losses of approximately $18.1 million and $5.0 million, respectively, which are available to offset future taxable income. If not used, these net operating losses will expire through 2020.

    Preferred stock dividend. During the year ended March 31, 2000, we recorded a preferred stock dividend of $2.2 million representing the value of the beneficial conversion feature on the issuance of convertible preferred stock in March 2000. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.75 per share and the estimated fair value of the common stock at that date.

Quarterly Results of Operations

    The following table sets forth unaudited selected quarterly results of operations data for the eight quarters ended March 31, 2000, as well as such data expressed as a percentage of revenues. This data has been derived from our unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such information for the periods presented. The statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                    Three Months Ended
                          -------------------------------------------------------------------------------------
                          June 30,   Sep. 30,   Dec. 31,   Mar. 31,   June 30,   Sep. 30,   Dec. 31,   Mar. 31,
                            1998       1998       1998       1999       1999       1999       1999       2000
                          --------   --------   --------   --------   --------   --------   --------   --------
                                                        (unaudited)
                                      (in thousands and as a percentage of revenues)
Consolidated Statement
  of Operations Data:
Revenues:
 Product sales..........  $   447    $   524    $   197    $   264    $   517    $ 1,147    $ 2,167    $ 2,697
 Development contracts
   and other............      --          46         44        --          44        234          3        248
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total revenues.......      447        570        241        264        561      1,381      2,170      2,945
                          -------    -------    -------    -------    -------    -------    -------    -------
Cost of revenues:
 Product sales..........      385        455        242        175        310        706      1,147      1,459
 Development contracts
   and other............      --          26         25        --          19         58          1        107
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total cost of
     revenues...........      385        481        267        175        329        764      1,148      1,566
                          -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss).....       62         89        (26)        89        232        617      1,022      1,379
                          -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
 Research and
   development..........      941        798        778        840        728        787        960        915
 Sales, general and
   administrative.......      555        458        406        643        719        734        869      1,048
 Amortization of
   deferred stock
   compensation.........      --         --         --           2         88        308        423        680
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total operating
     expenses...........    1,496      1,256      1,184      1,485      1,535      1,829      2,252      2,643
                          -------    -------    -------    -------    -------    -------    -------    -------
Operating loss..........   (1,434)    (1,167)    (1,210)    (1,396)    (1,303)    (1,212)    (1,230)    (1,264)
                          -------    -------    -------    -------    -------    -------    -------    -------
Interest expense, net...       93        136        146         89         59        264        339        370
                          -------    -------    -------    -------    -------    -------    -------    -------
Net loss................  $(1,527)   $(1,303)   $(1,356)   $(1,485)   $(1,362)   $(1,476)   $(1,569)   $(1,634)
                          =======    =======    =======    =======    =======    =======    =======    =======
Dividend related to
  convertible preferred
  stock.................  $   --     $   --     $   --     $   --     $   --     $   --     $   --     $(2,161)
                          =======    =======    =======    =======    =======    =======    =======    =======
Net loss attributable to
  common stockholders...  $(1,527)   $(1,303)   $(1,356)   $(1,485)   $(1,362)   $(1,476)   $(1,569)   $(3,795)
                          =======    =======    =======    =======    =======    =======    =======    =======
As a Percentage of
  Revenues:
Revenues:
 Product sales..........    100.0 %     91.9 %     81.7 %    100.0 %     92.2 %     83.1 %     99.9 %     91.6 %
 Development contracts
   and other............      --         8.1       18.3        --         7.8       16.9        0.1        8.4
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total revenues.......    100.0      100.0      100.0      100.0      100.0      100.0      100.0      100.0
                          -------    -------    -------    -------    -------    -------    -------    -------
Cost of revenues:
 Product sales..........     86.1       79.8      100.4       66.3       55.3       51.1       52.9       49.5
 Development contracts
   and other............      --         4.6       10.4        --         3.4        4.2        --         3.6
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total cost of
     revenues...........     86.1       84.4      110.8       66.3       58.7       55.3       52.9       53.1
                          -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss).....     13.9       15.6      (10.8)      33.7       41.3       44.7       47.1       46.9
                          -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
 Research and
   development..........    210.5      140.0      322.8      318.1      129.8       57.0       44.2       31.1
 Sales, general and
   administrative.......    124.2       80.4      168.5      243.6      128.1       53.1       40.0       35.6
 Amortization of
   deferred stock
   compensation.........      --         --         --         0.8       15.7       22.3       19.5       23.1
                          -------    -------    -------    -------    -------    -------    -------    -------
   Total operating
     expenses...........    334.7      220.4      491.3      562.5      273.6      132.4      103.7       89.8
                          -------    -------    -------    -------    -------    -------    -------    -------
Operating loss..........   (320.8)    (204.8)    (502.1)    (528.8)    (232.3)     (87.7)     (56.6)     (42.9)
                          -------    -------    -------    -------    -------    -------    -------    -------
Interest expense, net...     20.8       23.9       60.6       33.7       10.5       19.1       15.6       12.6
                          -------    -------    -------    -------    -------    -------    -------    -------
Net loss................   (341.6)%   (228.7)%   (562.7)%   (562.5)%   (242.8)%   (106.8)%    (72.2)%    (55.5)%
                          =======    =======    =======    =======    =======    =======    =======    =======
Dividend related to
  convertible preferred
  stock.................      --  %      --  %      --  %      --  %      --  %      --  %      --  %    (73.4)%
                          =======    =======    =======    =======    =======    =======    =======    =======
Net loss attributable to
  common stockholders...   (341.6)%   (228.7)%   (562.7)%   (562.5)%   (242.8)%   (106.8)%    (72.2)%   (128.9)%
                          =======    =======    =======    =======    =======    =======    =======    =======

    As a result of our transition to solutions for the Internet appliance, broadband set-top box and digital television markets, product sales from the personal computer market declined in the last two quarters of the fiscal year ended March 31, 1999 from levels achieved in the first two quarters of fiscal year 1999. We also experienced fluctuations in quarterly revenues due to seasonal factors. In particular, product sales are impacted in the fourth fiscal quarter, or first calendar quarter, by holidays in Asia and the United States, as occurred in our fourth quarter of fiscal year 1999. The sequential increase in revenues in the four quarters of fiscal year 2000 was primarily due to volume shipments of our CyperPro 2010 product, which was first released in 1997, as well as shipment of our CyberPro 5000 product family.

    Gross profits and gross margins were depressed in the first three quarters of fiscal year 1999 due to declining selling prices on our older products for the personal computer market and lower production yields on our new products. Gross profit and gross margins improved sequentially from the fourth quarter of fiscal year 1999 through the third quarter of fiscal year 2000 due to a favorable shift in product mix as the newer, higher margin products for the Internet appliance, broadband set-top box and digital television markets comprised a higher percentage of our overall revenues.

    The increase in selling, general and administrative expenses in the second, third and fourth quarters of fiscal year 2000 was primarily due to increased headcount, including hiring executive officers, legal and accounting expenses associated with our financing activities and, in the fourth quarter of fiscal year 2000, $177,000 of expense associated with stock compensation to our sales channel. The sequential decrease in research and development expenses in the fourth quarter of fiscal year 2000 was due primarily to work by our engineers on development contracts which are expensed in cost of revenues.

    Interest expenses represented bank interest and costs related to the guarantee of a related party. The increase in interest expense in the second, third and fourth quarters of fiscal year 2000 was primarily due to the amortization of deferred compensation related to warrants and options issued to guarantors of our debt. In the fourth quarter of fiscal year 2000, we recorded a preferred stock dividend of $2.2 million representing the value of the beneficial conversion feature on the issuance of convertible preferred stock in March 2000.

    We believe that period to period comparisons of our operating results should not be relied upon as an indication of our future performance. Our past operating results have been, and our future operating results will be, subject to fluctuations due to a number of factors, including seasonality of the buying patterns of our OEM customers, the mix of services and products sold, the concentration of sales to large customers, dependence upon capital spending budgets and fluctuations in general economic conditions. For a more detailed discussion of these and other factors, see the section entitled "Risk Factors."

Liquidity and Capital Resources

    Since inception, we have financed our operating losses principally through the sale of preferred stock, which totaled approximately $25.8 million as of March 31, 2000. In March 2000, we issued and sold approximately 1,204,947 shares of Series H preferred stock to investors for gross proceeds of approximately $4.5 million. In March 2000, we issued and sold 409,992 shares of Series I preferred stock for cash proceeds of $3.1 million and issued approximateiy 66,666 shares for the conversion of $500,000 in debt. In addition, we exchanged 20,000 shares of Series I preferred stock for $150,000 of licensing fees payable to Innovative Semiconductors, Inc. Both the Series H and the Series I preferred stock will convert to common stock on a one for one basis upon completion of this offering. During the fiscal years ended March 31, 2000, 1999 and 1998, we used $3.1 million, $4.2 million and $4.8 million, respectively, for operating activities, primarily due to operating losses and increased working capital requirements.

    Net cash used in investing activities was $225,000, $380,000 and $506,000 for the fiscal years ended March 31, 2000, 1999 and 1998, respectively, primarily for the purchase of computers and engineering equipment. As of March 31, 2000, we did not have any significant capital expenditure commitments.

    Net cash provided from financing activities was $7.1 million, $4.6 million and $4.8 million for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. Net cash provided by the sale of preferred and common stock was $7.9 million in the fiscal year ended March 31, 2000. Net cash provided by the sale of preferred and common stock was $4.3 million in the fiscal year ended March 31, 1999. Net cash provided by the sale of preferred stock was $2.9 million during fiscal year 1998. Proceeds from bank lines of credit were $3.3 million, $3.0 million and $1.9 million for the fiscal years ended March 31, 2000, 1999 and 1998, respectively.

    As of March 31, 2000, we had $3.8 million of cash and cash equivalents and $3.1 million of restricted cash. At March 31, 2000, we had two separate line of credit agreements with a bank which, in aggregate, provide for a $3.0 million revolving credit facility. Borrowings under the line of credit agreements carry interest at the three month commercial paper rate plus 2.30% (8.08% as of March 31, 2000). The line of credit agreements have a maturity date of July 31, 2001. As of March 31, 2000, we had $3.0 million outstanding under the line of credit agreements. We also had an additional line of credit agreement with a different bank for $1.0 million. Borrowings under this line of credit facility carry interest at a fixed rate of 7.63%, and the line of credit has no fixed maturity date. As of March 31, 2000, we had $1.1 million outstanding under the line of credit agreement. All three of these lines are guaranteed by parties who have been compensated with options and warrants in our company. We intend to use a portion of the net proceeds of this offering to repay all of the presently outstanding lines of credit.

    We believe that the net proceeds of the sale of common stock offered in this offering, together with existing cash resources, will be sufficient to meet our capital requirements through the next 12 months.

    We may raise additional capital during the next 12 months. Our future capital requirements will depend on many factors, including the rate of growth in revenues, profitability, timing and extent of spending to support research and development programs, expansion of selling and marketing and administrative activities, timing or introduction of new products and product enhancements and market acceptance of our products. We expect that we may need to raise additional capital in the future. We cannot assure you that additional equity or debt financing, if required, will be available on acceptable terms, or at all. In the event that we raise additional equity financing, stockholders will be further diluted.

    From time to time, we may evaluate acquisitions of business, products, or technologies that complement our business. Although we have no current plans in this regard, any transactions, if consummated, may consume a portion of our working capital or require the issuance of equity securities that may result in further dilution to existing stockholders.

Quantitative and Qualitative Discussion of Market Interest Rate Risk

    Our cash equivalents and short term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and, in the future, the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and presently invest entirely in certificates of deposit issued by banks, the value of which does not change based on changes in interest rates. As our cash balances increase, we anticipate investing in short term investment grade government and corporate securities. These securities will be highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value should approximate the fair value. In addition, we do not use our investments for trading or other speculative purposes. We have performed an analysis to assess the potential effect of reasonably possible near term changes in interest and foreign currency exchange rates. The effect of any change in foreign currency exchange rates is not expected to be material to our results of operations, cash flows or financial condition. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Foreign Currency Exchange Risk

    We are an international company, selling our products globally and, in particular, in Japan, Korea, the People's Republic of China and Taiwan. Although we transact our business in United States dollars, we cannot assure you that future fluctuations in the value of the United States dollar would not affect the competitiveness of our products, gross profits realized, and results of operations. Further, we incur expenses in the People's Republic of China, Taiwan and other countries that are denominated in currencies other than United States dollars. We cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on our future operating results or cash flows as a direct result of changes in exchange rate. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any derivative financial instruments.

Inflation

    The impact of inflation on our business has not been material for the fiscal years ended March 31, 2000, 1999 and 1998.

Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for all fiscal quarters for fiscal years beginning after June 15, 2000 and is not anticipated to have a significant impact on our operating results or financial condition when adopted.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin SAB 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. We believe that our current revenue recognition practices comply with SAB 101.

                                    BUSINESS

Overview

    We design, develop and market semiconductors for the Internet appliance, broadband set-top box and digital television markets. Our semiconductor solutions process rich media content streams available from the Internet and from television and enable consumers to have a customized and interactive television viewing experience. For example, a consumer with an Internet appliance, broadband set-top box or digital television incorporating one of our products will be able to watch a football game, look up player statistics, email, chat or instant message with other fans and arrange for tickets and airfare to next week's game.

    Our products are compatible with various microprocessors, operating systems and applications software and accept multiple data types from various transmission pipes, including analog or digital broadcast, cable, microwave, satellite, digital subscriber line and ethernet connection. Our products also allow easy software upgrades, and are programmable and customizable. Our semiconductors, software and reference designs enable our original equipment manufacturers, or OEMS, to accelerate their time to market by reducing their systems engineering development.

    Originally incorporated as Integraphics Systems, Inc. in March 1993, we changed our name to iGS Technologies in August 1997. In March 2000, we changed our name to Tvia, Inc. Prior to completion of this offering, we intend to reincorporate in Delaware.

Industry Background

 Demand for High Speed Access to Rich Media Content

    In recent years there has been a dramatic increase in demand for high speed Internet access to information and entertainment, or rich media content, which combines audio, video, voice, text, graphics, pictures and animation. This demand is driven by the growth of rich media content available from the Internet and through television broadcasts and accessible via phone lines and via broadband transmission pipes such as television antenna (analog or digital broadcast), cable, microwave, satellite, digital subscriber line, or DSL, and ethernet connection. Demand has also been stimulated by the increasing availability, affordability and ease of use of consumer appliances and other devices that feature integrated Internet access.

    No longer limited to the personal computer, Internet access is now available through a variety of devices including Internet appliances, broadband set-top boxes and digital televisions. Internet appliances include any kind of consumer electronics device that has expanded functionality through a connection to the Internet, such as Internet set-top boxes, web access appliances, mobile telephones, personal video recorders and next generation digital versatile disks, or DVD. Broadband set-top boxes permit consumer access to high speed networks through broadband transmission pipes. Digital televisions are televisions where a digital or analog signal is processed digitally and enhanced with resolutions ranging from standard resolution to high definition television, or HDTV. The demand for these alternate devices that provide access to the Internet is expected to exceed demand for personal computers over the next three years. Forrester Research, Inc. estimates that in the United States from 2000 to 2003, the percentage of households with digital set-top box access to the Internet will grow from 15.3% to over 33.9%, representing a compound annual growth rate of 30.4%.

    As rich media content becomes more pervasive, users are demanding faster access to the Internet. In an effort to meet increasing demand for faster access to rich media content, the communications industry has begun to deploy new broadband access technologies that can deliver data at a rate of tens of megabits per second, or up to 700 times faster than today's 56 kilobits per second, or Kbps, dial up modems. Users of dial up analog modems over standard telephone lines with maximum transmission rates of 56 Kbps often experience lengthy delays, failure of transmission and limitations on the volume of data that can be transmitted in real time. The slow speed of the telephone modem is frustrating to mainstream consumers who are accustomed to the immediate point and click interface of a television remote control and will find broadband connections much more satisfying.

 The New Paradigm of Interactive Television

    Access to the Internet, which was originally confined to personal computer users, is now available to the mass consumer through the television. The television is the ubiquitous consumer product that people are comfortable using for entertainment and information due to its sound and display qualities. According to Nielsen Media Research, virtually all United States households have at least one television set, and three out of every four have multiple sets. Nielsen estimates that in the average household, the television set is on more than seven and a half hours a day, every day of the year. In addition, according to Nielsen, over 75% of United States households have access to broadband television connections through cable or satellite television. Internet appliances, broadband set-top boxes and digital televisions can now act as the medium to access the Internet and traditional television broadcasts and combine the rich media content and services for an interactive television experience.

    According to Cahners In-Stat Group, in 1999, 31.1 million households worldwide used digital television technologies and services. Cahners estimates the number of these households will increase to 100.8 million by the end of 2004. According to Forrester, television viewing will change from a primarily passive activity of watching live or scheduled programming, to a more interactive experience. By 2005, Forrester estimates that 50% of a viewer's time will be spent watching on demand video content, 8% on communicating, 7% viewing or interacting with data, and 5% navigating services, with only 30% of the time spent watching the standard scheduled or live programming.

    Interactive television enables consumers to watch a commercial and access, at the click of a button, additional information coming from the Internet or an interactive program. This information, such as an e-commerce website, could be displayed on a transparent window that would allow the consumer to continue viewing the commercial, access additional information and complete the purchase of advertised merchandise. Or, a consumer could be watching a television program while chatting, emailing or instant messaging with friends. In addition, interactive television users could access selected additional information such as personalized stock quotes or program guide information. Consumers could also play along in a game show and win prizes if they respond faster and more accurately than the contestants on television, or they could compete against other online players. This could be done by providing discrete windows for the interactive content and the main program, or by providing transparent windows that overlay the main program without obstructing it. Interactive content windows could be customized and configured, allowing the consumer to control the viewing experience.

 The Challenges to Manufacturers of Internet Appliances, Broadband Set-Top Boxes and Digital Televisions

    The growth of the Internet and the increase in rich media content have resulted in the convergence of a variety of data from multiple sources. Rich media content and multiple data streams require high bandwidth and dedicated processors to allow the consumer to access the wide range of content available through the broadband network. Manufacturers of products designed to bring rich media content to the consumer on a single device, such as Internet appliances, broadband set-top boxes and digital televisions, face an array of challenges. These challenges include the following:

    Technical Challenges:

  . High Bandwidth Requirements. The simultaneous processing of real time rich media content streams requires a significant amount of processing power, generally through dedicated stream processing engines. A microprocessor generally can process Internet content consisting mainly of text and graphics. For streaming video, however, processors need high bandwidth to handle multiple input streams.

  . Ability to Handle a Variety of Input Data Types. The information and entertainment available to consumers via the Internet, broadcast services, or local sources such as DVD or video cassette recorder, or VCR, come in a variety of types, formats, aspect ratios and resolutions, and can be in analog or digital format. Consumers want to be able to simultaneously access audio, video, voice, text, graphics, pictures and animation through their Internet appliance, broadband set-top box or digital television.

  .   Support for a Variety of Applications Software and Operating
      Systems. Different input data types may require different applications software or operating systems in order to decode the rich media content available to the consumer. For example, an Internet browser, such as Netscape Navigator, is required in order to view Internet text. Similarly, applications software capable of reading file formats such as gif for graphics, JPEG for pictures, Shockwave for animation, MPEG for video and MP3 for audio, are necessary to support various rich media content streams. In addition, OEMs generally do not want to be reliant on one operating system and therefore most Internet appliances and broadband set-top boxes are designed with the capability of running more than one operating system.

  . Connectivity to a Variety of Transmission Pipes. The streaming rich media content available to consumers may be received through a variety of transmission pipes, all of which must be considered by the manufacturer of the Internet appliance, broadband set-top box or digital television. Consumers can choose to access information and entertainment through telephone lines or broadband transmission pipes such as television antenna (analog or digital broadcast), cable, microwave, satellite, DSL and ethernet connection, or any combination thereof.

  . Compatibility with a Variety of Output Standards. Manufacturers must make their products compatible with different standards in different regions and countries. For example, manufacturers must account for varying output requirements in designing their devices, including output interfaces, audio formats, display formats conforming to regional standards and various display types. In addition, more and more, the rich media content streams may be transported to other local communications interfaces including home network, storage devices or a return communications channel used to send information back through the broadband network, each of which operate with different standards.

    Quality of Consumer Experience. As the methods of delivery of information and entertainment content converge, consumers will demand the ability to instantaneously receive varying content on a single platform or through a single device. For example, consumers may want the ability to watch a television program, check email and surf the Internet simultaneously on the same display. In addition, it is essential that these appliances are easy to use, maintain high picture quality, and allow consumers to interact with and manipulate the available information and entertainment services.

    Market Considerations. While competitive pressures are forcing manufacturers to bring increasingly complex products to market rapidly, consumers do not want to purchase products which will quickly become obsolete. As more advanced information and services become available through the Internet, manufacturers need to design products which are flexible and intelligent enough to access the new content. In most cases, products need to be upgradeable via software download in order to limit obsolescence. Finally, consumers favor reasonably priced devices which produce quality images.

    Product Differentiation. In addition to providing the functions and product attributes required by consumers, manufacturers must differentiate their products from those of their competitors in order to retain their brand identity. This is more and more difficult as, with the shift to digital technology, communications interfaces become standardized. The main remaining element enabling system differentiation in an Internet appliance, broadband set-top box or digital television resides in the hardware and applications software that enables display configuration and the user interface, or the look and feel, which is customizable to increase ease of use and consumer personalization.

Our Solution

    Our semiconductor solutions allow the consumer to customize the appearance of the television screen and manipulate the rich media content streams to create an interactive television experience. We believe that we are well positioned to be the leading provider of streaming media gateway integrated circuits by offering the following advantages:

  . High Performance Processing of Rich Media Content. Our solutions act as a gateway that processes multiple streams of rich media content that converge from different transmission pipes and format standards enabling a high quality, clear display. With the advent of digital transmission, the convergence of multiple rich media content streams transported by the broadband network requires a process to unify and match the multiple transmission standards. For example, some of the broadcast streams are formatted with different resolution and screen size dimensions than Internet streams, thereby resulting in a distorted picture. Our technology converts these varying streams into a uniform stream and delivers an undistorted, high quality picture. The streams are then merged and blended to offer visual effects such as picture in picture, or transparency or the overlay of multiple content types, all enhancing the consumer's viewing experience. In order to support real time processing of multiple streams, our stream processor provides high bandwidth with some internal data rates exceeding six gigabits per second.

  . Support for Multiple Data Types, Transmission Pipes, Microprocessors, Operating Systems and Applications Software. Our integrated circuits can accept any standard rich media content input signals through standard telephone lines and any broadband transmission pipes. Further, our products are designed with a flexible architecture that can work with most television formats and display types. These modules have been successfully ported to multiple platforms based on industry standard microprocessors, operating systems and content application software. Our focus on compatibility gives our OEM customers flexibility in design and allows devices using our solution to work with the end users' existing television equipment.

  . Upgradeable Platform. Our applications software provides Internet appliance, broadband set-top box and digital television manufacturers with a platform that can be expanded and upgraded over time by the consumer with only a software change which can be downloaded over a network. This helps to reduce the risk of product obsolescence and enables the integration of new features and technologies as they are developed.

  . Programmable and Customizable Platform. Our semiconductor solutions are programmable and allow manufacturers to add new features and customize the on screen user interface of their products. For example, manufacturers may program their Internet appliance, broadband set-top box or digital television to allow varying modes of transparency, multiple independent media window displays, multiple or combined audio streams, multiple display, display sizes and multiple horizontal and vertical resolutions and screen refresh rates, which affect the quality of the image and the amount of flicker on the screen.

  . Accelerated Time to Market. Our streaming media integrated circuits, software and reference designs enable our OEM customers to accelerate their time to market by reducing their systems engineering development. We have developed a number of platforms running with multiple microprocessors, operating systems and applications software which enable our customers to leverage these predeveloped hardware and software platforms to reduce their system engineering efforts. Our software development kits include modules that enable rapid customization and porting, which allow our customers to speed up their product development time. Our engineers work closely with our customers' engineers to facilitate systems design. This benefit enables our OEM customers to bring products with rich features and differentiated systems to market quickly.

Our Strategy

    Our objective is to be the leading provider of high performance streaming media gateway solutions for the Internet appliance, broadband set-top box and digital television markets. The key elements of our strategy include the following:

  .   Focus on Television-Centric Broadband Consumer Market
      Applications. According to Nielsen, television sets are in virtually all United States households, and three out of four households have multiple sets. Cable television provides up to eight gigabits per second of bandwidth compared to the 56 kilobits per second of bandwidth of a dial up telephone modem. This is up to 140,000 times more bandwidth than dial up modems. We believe that the television provides the platform of choice for delivering rich media content into the home, as consumers are comfortable using the television for entertainment and information. As a result, we intend to continue to focus our efforts on television-centric applications such as Internet appliances, broadband set-top boxes and digital televisions.

  . Maintain Our Leadership in Streaming Media Gateway Technology. We intend to continue to invest in our research and development in order to build upon our leadership as a provider of high performance streaming media gateway solutions. We intend to continue to refine picture quality through development of advanced digital and mixed signal processing techniques including enhancements such as higher resolution processing and doubling the number of display lines. We plan to continue to expand the bandwidth of our streaming media gateway solution to handle a larger number of rich media content streams simultaneously. Finally, we plan to continue to integrate additional features into our solution in order to provide additional value to system manufacturers as well as to aid in system cost reduction.

  . Maintain Our Focus on Software Development. We believe our easy to use software development kits and our custom software services are key differentiating factors which enable our OEM customers to reduce their systems engineering development and shorten their time to market. We expect to continue to offer our OEM customers a variety of software modules and the system engineering support necessary to simplify design and development processes that permit our OEM customers to differentiate their products through custom configurations.

  . Expand Alliances with Major Microprocessor and Operating System Vendors. We intend to continue to nurture our relationships with operating system, applications software and microprocessor industry leaders in order to enable new features or new content types on our streaming media gateway hardware. Over the last four years, we have developed alliances to provide our OEM customers with ready to use hardware and software reference platforms. These relationships have allowed us to minimize our customers' evaluation and system engineering time, thereby accelerating their time to market.

  . Maintain Flexibility to Support Rapidly Evolving Applications. We intend to continue to maintain flexibility as new features and upgrades become available so that our products interface with and fully utilize complementary hardware, such as microprocessors and broadband interface integrated circuits, operating systems and content applications software. We believe this flexibility has and will continue to enable our customers to design products that are field upgradeable via software download. In addition, we plan to develop our future products to support and be compatible with emerging communications and television standards.

  . Target Leading OEM Customers. We focus our system applications engineers and our sales and marketing efforts to support leading manufacturers of Internet appliances, broadband set-top boxes and digital televisions. We work with industry leading OEMs in the United States, Europe and Asia. Our efforts initially focused on achieving early design wins with companies we believed would drive product innovation and volume in each of our target markets. We are currently designing our next generation products with the input of these OEMs. We believe this strategy allows us to provide OEMs with a roadmap to enhance their products, to reduce their system size and costs with greater integration and to maintain compatibility to current hardware features, software and display look and feel provided by our streaming media gateway solutions.

  . Leverage Our Technology into New Applications. We intend to extend our streaming media gateway technology to switch and route rich media streams to and from new applications such as displays, storage devices, home networking systems and connecting with other consumer electronics equipment. For example, a television broadcast stream could be merged with a video stream coming from a digital camera through a communications port and be displayed on a television while, simultaneously, the digital camera information is being routed to a printer and the broadcast program is recorded on a VCR.

Our Products

    Our products are based on advanced architecture integrated circuits and system designs that provide real time, cost effective, high quality streaming media and display processing. We currently offer three product families: the CyberPro 2010 family, introduced in calendar year 1997; the CyberPro 5000 family, introduced in calendar year 1998; and the CyberPro 5300 family, introduced in calendar year 1999. Our semiconductor solutions include different features which OEMs can select for inclusion in their products. The following table describes our current products and their key features:

            Features                                 CyberPro
                                          -------------------------------------
                                   2010 5000 5005 5050 5055 5300 5305 5350 5355
-------------------------------------------------------------------------------
2D Graphics/Text
  Two dimensional text, graphics
  and animation engine              X    X    X    X         X    X    X    X
-------------------------------------------------------------------------------
DuoVision
  Simultaneous display of same or
  different content on two
  displays                          X    X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
FlexiBus
  Direct interface to multiple
  microprocessors                   X    X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
TVDirect
  Integrated television output
  processor with broadcast
  picture quality on television
  for animation, text and
  graphics                          X    X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
Video Port (Number)
  Direct interface port to
  broadcast or broadband video
  streams such as MPEG-2, DVD,
  video compact disk                1    2    2    2    2    3    3    3    3
-------------------------------------------------------------------------------
Video Processor
  Video processing engine to
  manipulate multiple video
  streams                           X    X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
eView
  High picture quality of
  broadcast or broadband video on
  television                             X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
mView
  Hardware magnified view of
  text, graphics and web pages on
  television                             X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
tView
  Flexible display transparency
  modes applied to multiple media
  streams                                X    X    X    X    X    X    X    X
-------------------------------------------------------------------------------
Audio Processor
  Audio digital signal processor
  to process various audio
  formats such as MP3, wavetable,
  MIDI, PCM, I2S, stereo audio                     X    X              X    X
-------------------------------------------------------------------------------
MacroVision
  Industry standard encryption
  for copy protection                         X         X         X         X
-------------------------------------------------------------------------------
3D Graphics/Text
  Three dimensional text,
  graphics and animation engine                              X    X    X    X
-------------------------------------------------------------------------------
Digital Link
  Digital interface (or output)
  for display output or
  transmission                                               X    X    X    X


    The CyberPro 2010, designed for Internet appliances, has high performance text, graphics and video processing engines. With its direct interface to multiple microprocessors and installed base of worldwide television formats, CyberPro 2010 provides high functionality at a low cost.

    The CyberPro 5000 is the first product of the CyberPro 5000 family designed for broadband digital set-top boxes and digital televisions. The CyberPro 5000 has enhanced text, graphics and video processing engines and faster memory access interface than our CyberPro 2010 product. It also includes two video ports for two simultaneous video streams, high picture quality of broadband video on television, hardware magnified view of web pages on television, and a flexible transparency algorithm for blending multiple video, text, graphics, pictures and animation on screen.

    The CyberPro 5005 is designed for broadband set-top boxes and digital televisions with Internet and DVD capability. In addition to CyberPro 5000 features, the 5005 provides MacroVision encryption for copy protection.

    The CyberPro 5050 is designed for broadband set-top boxes and digital televisions which have integrated audio capability. It includes an audio digital signal processor engine with audio synthesis, MIDI, I2S, PCM and stereo audio.

    The CyberPro 5055 combines all features of our CyberPro 5000, 5005 and 5050 products. The CyberPro 5055 provides a solution for broadband set-top boxes and digital televisions that process multiple media streams including DVD and full duplex audio.

    The CyberPro 5300 is the first product in the CyberPro 5300 family designed for broadband set-top boxes that require 3D animation, 3D effects or 3D graphics processing capability.

    The CyberPro 5305, 5350 and 5355 are similar to our CyberPro 5005, 5050 and 5055 products, but also provide 3D animation, 3D effects or 3D graphics processing capability.

    We are currently working on products that integrate new technologies, features and enhancements that allow consumers to access, at the click of a button, high bandwidth rich media content and services with improved picture quality.

 Software

    Our software products and services are part of our semiconductor solutions. Our software products and services are divided into three categories: software development kits, applications modules and custom software services. Our product strategy is based on providing OEMs a complete hardware and software solution which reduces both their system engineering time and their time to market. Our streaming media gateway solutions are configurable and flexible, and our software is key in enabling our customers to take advantage of this flexibility. Finally, our software modules enable us to provide our OEM customers with the capability to offer systems with differentiated features that enhance the television experience.

    Our software development kits are a set of software modules designed to be easily and quickly ported on multiple hardware and software platforms. These kits are modularized in order to cater to different system requirements while minimizing the size of the software code. These modules have been successfully ported to multiple platforms based on industry standard microprocessors, operating systems and content application software.

    Finally, by leveraging the comprehensive experience of our software design team, we provide custom software development for customers using our semiconductors. In addition, in many cases, we work closely with third party system integrators to provide our OEM customers with accelerated system software development and faster time to market.

Technology

   The processing and delivery of rich media content requires the capability to process multiple streams simultaneously. It also requires that technology merge, reformat and route these disparate streams into a unified stream for storage, transmission and display. Moreover, the stream needs to be compliant to the multiple input and output requirements including over six output interfaces, four audio formats, 12 display formats conforming to different regional standards and four display types.

   The following illustrates the processing flow of our streaming media gateway integrated circuit:

                    TVIA STREAMING MEDIA GATEWAY PROCESSING

                             [GRAPHIC APPEARS HERE]

   Stream Input Processor. In this section of our semiconductors, multiple engines work in parallel to capture and process the various rich media content streams. Separate parallel engines are used for the capture of multiple audio, video, voice, text, graphics, pictures and animation content. The capture occurs through multiple separate video and audio ports as well as through a configurable microprocessor interface. This interface has the flexibility to provide a direct connection to the multitude of processor types being used in Internet appliance, broadband set-top box and digital television applications.

   Stream Data Flow Processor. The various rich media content streams can be input to our streaming media gateway at different input rates. Before they are merged into a single stream for display, storage or transmission, the flow of data of the streams needs to be adjusted to match the output data rate. Typically, our semiconductors perform this adjustment in conjunction with external memory and retiming circuitry.

   High Bandwidth Stream Processor. The convergence of multiple streams transported by the broadband network requires a processor to unify the streams and match the multiple transmission standards. For example, some of the broadcast streams are formatted with different resolutions and display sizes than the Internet streams, thereby resulting in a distorted picture. Our spatial processing technology optimally converts these varying streams into a uniform stream while delivering a high quality picture. The streams are then scaled, merged and blended to offer visual effects such as picture in picture or transparency overlay of multiple content types to enhance the viewing experience. In order to support real time processing of multiple streams, our stream processor provides high bandwidth with some internal data rates exceeding six gigabits per second.

    Stream Output Processor. This section contains the physical layer output transmission circuitry for the output transmission of the streams as well as the routing of the streams to the different output ports. We have designed our proprietary high speed, mixed signal complementary metal oxide semiconductor, or CMOS, functions to interface with digital and analog output streams. Our multiple generations of high speed, low jitter, high precision frequency generators, operating in excess of 800MHz, enable precise timing of the output streams and capability to handle the streaming media bandwidth. Along with our broadcast quality digital to analog converter, our stream output processor enables excellent picture quality.

    Software Technology and Software Support Expertise. Our software modules enable our OEMs to speed up their system development and to fully utilize our streaming media gateway solution. Moreover, our team of software engineers assists our OEM customers to customize their platform to the desired consumer interface and look and feel.

    System Specific Applications Expertise. Our semiconductor and system design teams solve problems related to designing systems using broadcast quality audio and video performance. Our gateway solution interfaces with a number of surrounding audio, video, data busses and mixed signal circuits. Our expertise in solving audio and video compliance related problems enables us to make our semiconductor solutions easier for our OEM customers to design into their systems.

Customers

    We target customers in the Internet appliance, broadband set-top box and digital television markets. We began to focus on the Internet appliance market in 1997, and later expanded our focus to include the broadband set-top box and digital television markets. Therefore, the majority of our sales to date have been in the Internet appliance market. However, many of our customers manufacture or distribute products in more than one of our target markets. The following table illustrates, for the fiscal year ended March 31, 2000, what we believe is the primary focus of our largest OEM customers by revenue in each of the target markets that we address:

     Internet Appliance         Broadband Set-Top Box             Digital Television
     ------------------         ---------------------             ------------------
       Acer                      Acer                                 Hitachi
       Allwell                   Cisco                                Loewe
       ClickTV                   General Instrument                   Mitsubishi
       eNote.com                 Hughes                               Samsung
       LG Electronics                                                 Sony
       MyTurn
       Neon
       Philips
       Samsung
       Vestelkom

    Sales to one of our distributors, Weikeng Industrial Co., Ltd., accounted for approximately 16.2% of our total revenues for fiscal year 2000.

Sales and Marketing

    We sell and market our integrated circuits through our direct sales force, sales representatives and distributors. For our software products, we also use value added resellers and system integrators that package and use our software products for resale as standard products or custom software development services.

    Our products are marketed primarily through reference platforms and evaluation kits designed internally and with industry leading microprocessor, real time operating systems and other strategic partners directly or indirectly through our partners' channels to OEMs for evaluation and development. These reference platforms and evaluation kits (hardware and software) have proven to be vital to our success in obtaining new design wins. We also promote our products through trade shows, articles, press releases and joint promotions with our partners.

    Our personnel work closely with customers, sales representatives and authorized distributors to define product features, performance, price and market timing of new products. We provide technical support and design assistance directly to OEM customers, regardless of the sales channels used. We believe that a high level of customer support is necessary to successfully develop and maintain long term relationships with our customers. These relationships begin at the design in phase and develop as customer needs change and evolve. We provide support through both on site customer service and remote support from our facilities.

    As of March 31, 2000, we employed a sales and marketing force of eight people. These personnel have the technical expertise and industry knowledge necessary to support a lengthy and complex sales process. Our sales and marketing organization includes four field applications engineers that assist customers in designing, testing and qualifying system designs that incorporate our integrated circuits and software products. We believe that the depth and quality of this design support are key to improving our customers' time to market and maintaining a high level of customer satisfaction. Our two direct sales offices are located in Santa Clara, California and Taipei, Taiwan. Both of these sales offices also provide hardware and software applications support.

Research and Development

    Our research and development efforts are focused on three areas: device architecture and logic design, physical layer design software development and device testing. As of March 31, 2000, our research and development staff consisted of 52 employees. Our research and development efforts have been focused on architecture design, streaming media processing modes, high speed digital and mixed signal design and software. Our software engineering staff represents approximately 45% of our design engineering staff and gets involved early in the design process to ensure software compatibility. On a new product, the majority of our hardware engineers are involved in high speed digital and mixed signal designs and verification.

    We conduct research and development at our design centers in Santa Clara, California and Hefei, People's Republic of China. Our People's Republic of China facility is located in a science park near Hefei University of Technology, and employee costs are lower than those in the San Francisco Bay Area.

    Our research and development expenses for fiscal years 1998, 1999 and 2000 were $3.4 million, $3.4 million and $3.2 million, respectively. Research and development expenses consist mainly of personnel and other costs associated with the development of product designs, process technology, software and programming hardware. We anticipate that we will continue to commit substantial resources to research and development in the future.

Manufacturing

    We have adopted a fabless semiconductor manufacturing model and we outsource all of our semiconductor manufacturing and assembly. This approach allows us to focus our resources on the design, development, testing and marketing of our products and significantly reduces our capital requirements. We develop our designs to be compatible with two foundries, Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Manufacturing Corporation, or UMC, both of which are located in Hsin Chu, Taiwan. This allows us to shift production from one facility to the other in the event of a capacity constraint at one foundry. We currently use 0.5 micron, 0.35 and 0.3 micron technology for production. We intend to use 0.18 micron technology for new products.

    We internally design and optimize digital and analog cells through our physical layer design group. This allows us to reduce the size of the semiconductor and therefore the cost. This also gives us greater control over the quality and reliability of our streaming media gateway integrated circuits.

    Assembly of our devices is primarily performed by Caesar Technology Incorporated and Siliconware Precision Industries Ltd., both of which are located in Hsin Chu, Taiwan. Final testing is primarily performed by us in Santa Clara, California. However, we are currently exploring additional outsourcing of the testing function.

Competition

    The semiconductor industry in general, and the market for integrated circuits for Internet appliances, broadband set-top boxes and digital televisions, in particular, is highly competitive. We believe we compete favorably in each of the key competitive factors in our target markets. These factors are:

  .   functionality;

  .   performance;

  .   time to market;

  .   price;

  .   conformity to industry standards;

  .   product road maps; and

  .   technical support.

    Our current and primary competitors in our target markets are ATI, Broadcom and TeraLogic. In addition to these competitors, we expect other major semiconductor manufacturers will enter the market as the Internet appliance, broadband set-top box and digital television markets develop. A number of companies, including IBM, STMicroelectronics, National Semiconductor and TeleCruz, have announced that they are developing or plan to introduce competing products in the Internet appliance, broadband set-top box or digital television market which could result in significant competition. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.

Intellectual Property

    We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our intellectual property and proprietary rights that we develop and license from others.

    We have filed applications for United States patents containing claims covering various aspects of combining digital streams of video and graphics for presentation on an output display and for changing the size of graphic data for presentation on a television output display. We expect to file patent applications as we deem appropriate to protect our technology and products. We cannot be sure that our patent applications will result in the issuance of patents, or that any issued patents will provide commercially significant protection to our technology.

    We also license from others certain audio, graphics and semiconductor technology that is incorporated in our semiconductors and certain intellectual property rights. These licenses are perpetual and survive the termination of the agreements under which we obtained such licenses. The protections we receive from others against infringement under the terms of these licensing agreements is limited and we cannot assure you that alternative technology exists.

    In October 1999, we entered into an agreement with Coreum Technology, Inc., one of our vendors, for the joint development of new technology related to our next generation of products that we anticipate will provide a higher level of integration and reduced OEM system costs. Under the terms of the agreement Coreum may have the right to purchase 39,999 shares of our common stock. The conditions that must be met before Coreum has the right to purchase the shares of common stock are discussed in the notes to our financial statements on page F-16.

    In March 2000, we entered into a cross license agreement with Innovative Semiconductors, Inc., which has developed proprietary semiconductor circuit and logic designs. Pursuant to our agreement, Innovative will license to us the right to use their proprietary cores to develop and market semiconductors and we will license to Innovative the right to use and market our cores and test benches with their products.

    In June 1997, we entered into an agreement with T-Square Design, Inc., which has proprietary technology that permits incorporation of the audio function onto graphics controller chips. As a result of our agreement, we were granted the right to use this audio technology for graphics/audio integration in our products and to manufacture, distribute and sublicense products using the audio technology.

    In July 1997, we entered into a licensing arrangement with Reality Simulation Systems Acquisition Corporation, which developed a graphics technology for use in consumer electronics products. Our agreement permits us to license the use of their software for use and incorporation in our CyberPro 3000 products. We are currently engaged in discussions with RSS regarding our business relationships and the terms of the license.

    We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If our products violate third party proprietary rights, we might not be able to obtain licenses to continue offering these products without substantial reengineering. Efforts to undertake this reengineering might not be successful, licenses might be unavailable on commercially reasonable terms, if at all, and litigation might not be avoided or settled without substantial expense and damage awards. CyberPro is a registered trademark, and Tvia and FlexiBus are trademarks pending registration of Tvia in the United States. In addition, the Tvia logo is a trademark of Tvia in the United States and other jurisdictions.

Employees

    As of March 31, 2000, we had 102 full time employees including 52 engaged in research and development, eight engaged in sales and marketing, 22 engaged in manufacturing and 20 engaged in general management and administration activities. Of the current employees, 45 work in our Santa Clara facility, six work in our Taiwan office and 51 work at our facility in the People's Republic of China. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe our relations with our employees are good.

Facilities

    Our headquarters, which also serves as our principal administrative, selling, marketing, customer support, applications engineering and product development facility, is located in Santa Clara, California, and consists of approximately 16,500 square feet under a lease that expires in July 2003. We also lease a sales, marketing and customer support office in Taiwan under a lease that expires in February 2001. We currently use the services of a subcontractor to manage facilities and employment for our research and development operation in the People's Republic of China.

    We believe our existing facilities are adequate to meet our needs for the immediate future and that future growth can be accomplished by leasing additional or alternative space on commercially reasonable terms.

Legal Proceedings

    As of March 31, 2000, we were not a party to any litigation.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

    The directors, executive officers and key employees of Tvia, and their ages as of June 30, 2000, are as follows:

          Name           Age                       Position
------------------------ --- -----------------------------------------------------
Kenny Liu(1)............  46 Chairman and Chief Executive Officer
Jack Guedj..............  41 President
Michael Hoberg..........  48 Vice President of Finance and Chief Financial Officer
Jhi-Chung Kuo...........  47 Vice President of Engineering
Mike Raghavan...........  43 Vice President of Marketing
James Tao...............  50 Vice President of Business Development
Yee Wong................  47 Vice President of Manufacturing Operations
Bo Liu(3)...............  46 Vice President of Software Development
James Bunker(1)(2)......  65 Director
Steven Cheng............  59 Director
R. David
  Dicioccio(1)(2).......  41 Director
Ming-Kai Tsai(2)........  50 Director

--------
(1)Member of compensation committee.
(2)Member of audit committee.
(3)Key employee.

    Kenny Liu has served as our Chairman of the Board and Chief Executive Officer since January 1995. From January 1989 to March 1994, Mr. Liu served as Chairman and Chief Executive Officer of OPTi Inc., a manufacturer of core logic chip sets for the personal computer market. Mr. Liu received a B.S. in Electrical Engineering from National Cheng-Kung University in Taiwan, an M.S. in Computer Science from Santa Clara University and an M.S. in Electrical Engineering from Ohio State University.

    Jack Guedj has served as our President since May 1999. From February 1997 to April 1999, Dr. Guedj was President of HTMC, a consulting firm specializing in advising startup companies. From June 1996 to February 1997, Dr. Guedj was Vice President of Sales and Marketing for Faroudja, Inc., a manufacturer of video image enhancement products for the television and broadcast markets. From June 1994 to June 1996, Dr. Guedj was Director of Multimedia/Consumer Strategic Market Segment at National Semiconductor Corporation. Dr. Guedj received an M.B.A. from the University of California, Los Angeles and a Ph.D. in Electrical Engineering from University of Paris.

    Michael Hoberg has served as our Chief Financial Officer since February 2000. From November 1998 to January 2000, Mr. Hoberg served as the Chief Financial Officer of U.S. Cancer Care, Inc., a radiation oncology company. From December 1996 to June 1998, Mr. Hoberg served as Chief Financial Officer of Faroudja, Inc., a manufacturer of video image enhancement products for the television and broadcast markets, and as an advisor to the Chief Executive Officer from July 1998 to November 1998. From March 1995 to December 1996, Mr. Hoberg was the Principal Accounting Officer of DSP Group, Inc., a digital signal processing semiconductor company. From January 1994 to March 1995, Mr. Hoberg served as DSP's Corporate Controller. Mr. Hoberg received a B.B.A. in Accounting from the University of Wisconsin at Madison and is a Certified Public Accountant.

    Jhi-Chung Kuo, a cofounder of the Company, has served as our Vice President of Engineering since our inception in March 1993. Mr. Kuo received a B.S. in Physics from National Central University in Taiwan and an M.S. in Electrical Engineering from Mississippi State University.

    Mike Raghavan has served as Vice President of Marketing since November 1999. He joined us as Senior Director of Marketing in February 1996. From February 1994 to February 1996, Mr. Raghavan served as Senior Marketing Manager at Trident Microsystems, Inc., a multimedia semiconductor company. From 1991 to 1994, Mr. Raghavan was a Founder and Vice President of Sales and Marketing at Nexel Corporation, a manufacturer of board accelerators. Mr. Raghavan has an M.S. in Industrial Engineering from the University of Iowa and a B.S. in Mechanical Engineering from the Indian Institute of Technology in India.

    James Tao has served as Vice President of Business Development since November 1999. He joined us in June 1997 as Senior Director of Business Development, and is responsible for business development in Japan, Korea and with major domestic customers. From March 1989 to May 1997, Mr. Tao served as Vice President of Sales and Marketing at Focus Information Systems, a personal computer peripheral product company. Mr. Tao received an M.B.A. in Telecommunication Management from Golden Gate University and an M.S. in Computer Science from the University of Hawaii.

    Yee Wong, a cofounder of the Company, has served as our Vice President of Manufacturing Operations since January 1995. From March 1993 to December 1994, Mr. Wong served as our President. Prior to founding the Company, Mr. Wong served as an ASIC Design Manager for Everex Systems, Inc. and Senior Staff Engineer with Intel Corporation. Mr. Wong received a B.S. in Electrical Engineering from National Cheng-Kung University in Taiwan and an M.S. in Electrical Engineering from the University of Michigan.

    Bo Liu has served as Vice President of Software Development since November 1999. He joined us as Software Manager in June 1993, serving in that position until June 1998. From June 1998 to November 1999, Mr. Liu was our Director of Software Development. Prior to joining us, Mr. Liu held software development positions at both Micronics Computers, Inc. and Oak Technology, Inc. Mr. Liu was a candidate for a Ph.D. in Electrical and Computer Engineering at the University of Wisconsin at Madison and has an M.S. in Electrical Engineering from Wichita State University and a B.S. in Electrical Engineering from Hefei University of Technology in the People's Republic of China.

    James Bunker has served as a Director since February 2000. From January 1997 to the present, Mr. Bunker has served as a director of Assured Digital, Inc., a telecommunications company, and as a director of Viasat, Inc., a telecommunications company. From January 1998 to present Mr. Bunker has served as a director of VNCI, Inc., a video distributor. From July 1998 to December 1999, Mr. Bunker served as President and Chief Executive Officer of Video Network Communications, Inc. and has served as its Chairman of the Board of Directors since December 1999. From January 1994 to July 1999, Mr. Bunker was a consultant to high technology companies. Mr. Bunker received a B.S. in Electrical Engineering from Northwestern University.

    Steven Cheng has served as a Director since October 1998. Dr. Cheng has served as President of Hontung Venture Capital Corp. since October 1998. Since August 1997, Dr. Cheng has served as Chief Technology Officer of Communications at Acer, Inc. From July 1990 to January 1997, Dr. Cheng was General Director of Computer and Communication Research Laboratories at Industrial Technology Research Institute. Dr. Cheng has a Ph.D. in Physics from the California Institute of Technology.

    R. David Dicioccio has served as a Director since February 2000. Since November 1998, Mr. Dicioccio has served as President of RDD Associates, LLC, an investor in and strategic advisor to early stage and established technology companies. From 1992 to 1998, Mr. Dicioccio served as a Managing Director and Head of the Technology and Communications Investment Banking practice at PaineWebber Incorporated. Mr. Dicioccio received an A.B. in Political Science from Stanford University and an M.B.A. from Harvard University.

    Ming-Kai Tsai has served as a Director since October 1998. Since May 1993, Mr. Tsai has served as the Chairman of Faraday Technology Corp., an application specific integrated circuit design services company. From May 1983 to July 1997, Mr. Tsai served at UMC in various capacities including president and vice president of business units. Mr. Tsai received a B.S. in Electronic Engineering from Taiwan University and an M.S. in Electronic Engineering from the University of Cincinnati.

Board of Directors and Committees

    Our bylaws currently provide that our board of directors consists of no fewer than five but no more than seven members with the exact number set at six by our board of directors. Currently, our board is comprised of five members. Immediately following the offering, our board will consist of five directors divided into three classes, each class serving for a term of three years, except for the first two classes which initially will serve for one and two year terms, respectively, as follows:

       Class                              Expiration            Name
       -----                              ---------- ---------------------------
       Class I...........................    2001    R. David Dicioccio
       Class II..........................    2002    James Bunker, Stephen Cheng
       Class III.........................    2003    Kenny Liu, Ming-Kai Tsai

    Directors whose terms are expiring will be elected at each annual meeting of stockholders by a vote of the holders of a majority of the voting power represented at the meeting.

    Compensation Committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors, officers and other employees of Tvia and administering various incentive compensation and benefit plans. As of March 2000, our compensation committee is comprised of James Bunker, R. David Dicioccio and Kenny Liu. Mr. Liu will be excluded from decisions regarding his own salary and incentive compensation.

    Audit Committee. Our audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. As of March 2000, our audit committee is comprised of James Bunker, R. David Dicioccio and Ming-Kai Tsai. Within 90 days from the date we complete this offering, we will comply with the Nasdaq National Market requirements for the appointment of our audit committee.

Director Compensation and Other Arrangements

    Except for the grant of stock options, we do not currently compensate our directors for their services as directors. Directors who are also employees are eligible to participate in our 1999 Stock Incentive Plan. We also reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings.

Compensation Committee Interlocks and Insider Participation

    With the exception of Mr. Liu, none of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Executive Compensation

    The following table provides summary information concerning compensation earned by or paid to our chief executive officer and each of our four other most highly compensated executive officers, whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities during the fiscal year ended March 31, 2000, as well as for our chief financial officer. These individuals are referred to as the "named executive officers." Other than the salary and bonus described below, we did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus during the fiscal year ended March 31, 2000.

                           Summary Compensation Table

                                                        Long Term
                                                       Compensation
                                                       ------------
                               Annual Compensation      Securities
                               ------------------------ Underlying   All Other
Name and Principal Position      Salary        Bonus    Options (#) Compensation
---------------------------    -----------    --------------------- ------------
Kenny Liu..................... $   466,000(1)     --     100,000         --
 Chief Executive Officer
Jack Guedj.................... $   105,288        --     420,159      $56,000(2)
 President
Michael Hoberg................ $    22,308(3)     --     213,333         --
 Vice President of Finance
 and Chief Financial Officer
Jhi-Chung Kuo................. $   142,847        --      83,333         --
 Vice President of Engineering
James Tao..................... $   102,326        --     120,000         --
 Vice President of Business
   Development
Yee Wong...................... $   145,385        --      75,000         --
 Vice President of
   Manufacturing Operations

-------------------------
(1) Includes $326,000 paid in fiscal year 2000 for services performed in prior years.
(2) Represents a commission on third party participation in the sale of Series I preferred stock. The commission was paid in cash and stock.
(3) Mr. Hoberg commenced employment in February 2000 at an annual salary of $145,000.

                       Option Grants in Last Fiscal Year

    The percentage of total options granted is based on an aggregate of approximately 2,805,173 options granted in fiscal year 2000. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of five years subject to earlier termination related to cessation of employment.

    The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Tvia's estimate or projection of future stock price. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at March 31, 2000 and the exercise prices of the options. Solely for purposes of determining the value of the options at March 31, 2000, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $12.00 per share, the midpoint of the initial public offering range, since the common stock was not traded in an established market prior to the offering.

                                       Individual Grants                Potential Realizable
                         ---------------------------------------------    Value at Assumed
                         Number of    % of Total                       Annual Rates of Stock
                         Securities    Options                         Price Appreciation for
                         Underlying   Granted to                            Option Term
                          Options     Employees    Exercise Expiration ----------------------
Name                      Granted   in Fiscal Year  Price      Date        5%         10%
----                     ---------- -------------- -------- ---------- ---------- -----------
Kenny Liu...............  100,000        3.56%      $ 8.85    3/19/05  $  513,102 $   817,029
Jack Guedj..............  420,159       15.07         0.12    6/02/04   8,130,609  12,946,637
Michael Hoberg..........  213,333        7.61        0.375    1/31/05   4,039,652   6,432,471
Jhi-Chung Kuo...........    8,333        0.30         0.12    7/29/04     161,254     256,770
                           75,000        2.68         8.85    3/19/05     384,826     612,772
James Tao...............   33,333        1.19         0.12    6/02/04     645,036   1,027,112
                           33,333        1.19         0.12   10/28/04     645,036   1,027,112
                           26,667        0.95         6.75    3/15/05     228,048     363,128
                           26,667        0.95         8.85    3/28/05     136,829     217,877
Yee Wong................   75,000        2.68         8.85    3/19/05     384,826     612,772


                         Aggregate Option Exercises in
               Last Fiscal Year and Fiscal Year-End Option Values

    The following table sets forth information regarding options that were exercised by the named executive officers during fiscal year 2000 and the number and value of unexercised, in the money options, assuming a fair market value equal to $12.00, the midpoint of the initial public offering range:

                                               Number of
                                              Securities         Value of
                                              Underlying        Unexercised
                                              Unexercised      In-the-Money
                                            Options Held at   Options Held at
                       Shares      Value    March 31, 2000    March 31, 2000(1)
                     Acquired on Realized  ----------------- -----------------
Name                  Exercise      ($)    Vested  Unvested  Vested  Unvested
----                 ----------- --------- ------ ---------- ------- ---------
Kenny Liu...........  800,000(1) 9,504,000  --    100,000(3) $   --  $ 315,000
Jack Guedj..........  420,159(1) 4,991,481  --           --      --        --
Michael Hoberg......   66,666(2)   775,004  --    146,666(3)     --  1,704,992
Jhi-Chung Kuo.......   16,666(1)   197,992  --    112,500(3)     --    354,375
James Tao...........  133,333(1) 1,583,996  --           --      --        --
                            --         --   --     26,666(4)     --    139,397
                            --         --   --     26,666(3)     --     83,998
Yee Wong............        --         --   --    112,500(3)     --    354,375

-------------------------
(1) The exercise price per share is $0.12.
(2) The exercise price per share is $0.375.
(3) The exercise price per share is $8.85.
(4) The exercise price per share is $6.75.

Employee Benefit Plans

 Amended and Restated 1999 Stock Incentive Plan

    The board of directors in June 1999 adopted our Amended and Restated 1999 Stock Incentive Plan, which was amended on October 15, 1999 and amended and restated on March 20, 2000. Our 1999 Stock Incentive Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code to employees and the grant of nonstatutory stock options and stock purchase rights to employees, nonemployee directors and consultants. A total of
4.6 million shares of common stock have been reserved for issuance under our 1999 Stock Incentive Plan as of March 31, 2000.

    Our board of directors administers our 1999 Stock Incentive Plan. The board of directors may amend our 1999 Stock Plan as desired without further action by Tvia's stockholders except as required by applicable law. Our 1999 Stock Incentive Plan will continue in effect until terminated by the board of directors or for a term of 10 years from its amendment and restatement date, whichever is earlier.

    The consideration for each award under our 1999 Stock Incentive Plan will be established by our board of directors, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant. Awards will have such terms and be exercisable in such manner and at such times as the board of directors or any committee appointed to administer the 1999 Stock Incentive Plan may determine. However, each incentive stock option must expire within a period of not more than five years from the date of grant.

    Generally, options granted under the 1999 Stock Incentive Plan vest over five years, and are nontransferable other than by will or the laws of descent and distribution. In the event of specified changes in control, the acquiring or successor corporation may assume or substitute for options outstanding under the 1999 Stock Incentive Plan, or these options will become fully vested and exercisable, be released from any restrictions on transfer (other than transfer restrictions applicable to options under the 1999 Stock Incentive Plan) and repurchase or forfeiture rights will terminate. Stock options awarded under the 1999 Stock Incentive Plan fully accelerate upon a change in control of Tvia, unless the acquiror or successor company assumes the stock options. As of March 31, 2000:

  . 3,116,631 shares of common stock have been issued upon the exercise of options; and

  .   92,433 shares were available for future awards.

 2000 Stock Incentive Plan

    Our 2000 Stock Incentive Plan was adopted by our board of directors on March 20, 2000 and will be submitted for approval by our stockholders prior to the completion of this offering. The 2000 Stock Incentive Plan will be administered by our compensation committee. The 2000 Stock Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock. The 2000 Stock Incentive Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors, advisors and consultants.

    A total of 2,333,333 million shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan.

    The 2000 Stock Incentive Plan will have the following program features:

  . qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

  . qualified non-employee directors will be eligible to receive automatic option grants, to be made at periodic intervals, to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . the compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant; and

  . the exercise price or purchase price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full recourse promissory notes, past services or future services.

    The 2000 Stock Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The committee may grant options or stock purchase rights in which all or some of the shares will vest in the event of a change in control of the company. Change in control is defined under the 2000 Stock Incentive Plan as:

  . A change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

     . had been directors of Tvia 24 months prior to the change or at the time of the adoption of the Plan, whichever is later; or

     . were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months prior to the change and who were still in office at the time of the election or nomination;

  . the consummation of certain mergers or consolidations of Tvia with or into another corporation;

  . the sale, transfer or other disposition of all or substantially all of our assets; or

  . an acquisition or aggregation of securities by a person, as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, as a result of which the person becomes the beneficial owner of 50% or more of the voting power of our outstanding securities.

    The board of directors will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than March 20, 2010.

 2000 Employee Stock Purchase Plan

    The board of directors adopted our 2000 Employee Stock Purchase Plan on March 20, 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 333,333 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .   83,333 shares;

  . 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .   the number of shares determined by the board of directors.

    Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of Tvia but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The maximum number of shares a participant may purchase during a single offering period is 1,000 shares.

    The 2000 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing in April and October of each year. The board of directors will establish participation periods for our 2000 Employee Stock Purchase Plan, none of which will exceed six months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The initial accumulation period is expected to commence on the date of this offering and end on September 30, 2000. The initial purchase period is expected to begin on the date of this offering and end on March 31, 2001.

    The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the participation period or on the purchase date, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with Tvia. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation. Our 2000 Employee Stock Purchase Plan will terminate in March 2010, unless sooner terminated by the board of directors.

 401(k) Plan

    In January 1997, we established an amended tax-qualified employee savings and retirement plan for which Tvia's employees will generally be eligible. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of the reduction contributed to the 401(k) Plan. To date, Tvia has made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Tvia, if any, will be deductible by Tvia when made.

Limitation of Liability and Indemnification Matters

    Prior to completion of the offering, we intend to reincorporate as a Delaware corporation. The following discussion assumes we are a Delaware corporation. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    We are entering into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

Transactions with Management and Others

    Between March 31, 1997 and March 31, 2000, we sold an aggregate of 3,284,946 shares of preferred stock in the following rounds of financing:

  . between September 1998 and July 1999, we sold 1,583,331 shares of Series G preferred stock at a price of $3.00 per share;

  . in March 2000, we sold 1,204,947 shares of Series H preferred stock at a price of $3.75 per share; and

  . in March 2000, we sold 496,658 shares of Series I preferred stock at a price of $7.50 per share.

    The following table summarizes purchases of shares of our preferred stock, valued in excess of $60,000, by our directors and executive officers:

                                                                 Shares
                                                        ------------------------
                                                                          Series
                                                        Series G Series H   I
                                                        -------- -------- ------
Directors and Executive Officers:
Kenny Liu(1)...........................................  83,333   65,066     --
R. David Dicioccio(2)..................................     --     8,333  33,333
James Bunker(3)........................................     --     8,333  10,000

-------------------------
(1) Includes 83,333 shares of Series G preferred stock and 65,066 shares of Series H preferred stock purchased by the Liu-Lee Family Trust, of which Mr. Liu is a trustee and a beneficiary.

(2) Includes 8,333 shares of Series I preferred stock owned by a member of Mr. Dicioccio's family.

(3) Includes 8,333 shares of Series H preferred stock and 10,000 shares of Series I preferred stock held by Windsor Road Limited Partnership of which Mr. Bunker is a general Partner.

    These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings.

    In 1999, Mr. Liu exercised options to purchase 800,000 shares of our common stock at a price of $0.12 per share for an aggregate purchase price of $96,000.

Business Relationships

    From May 1983 to July 1997, one of our directors, M.K. Tsai, served in various capacities at United Microelectronic Corporation, or UMC, most recently as president. UMC is one of the two foundries we use to manufacture our semiconductors. Payments to UMC for the fiscal years ended March 31, 1998, 1999 and 2000 were $84,2000, $128,000 and $1,022,000, respectively.

    We have two separate line of credit agreements with a bank which, in the aggregate, provide for a $3.0 million revolving credit facility. These lines of credit are guaranteed by a pledge of trust assets over which our chief executive officer and his wife are both trustors and trustees. In consideration for the guarantee, we paid a fee each year to C.Y. Lee, our chief executive officer's father-in-law. The amount of the fee varied and has been paid in a combination of cash, options and warrants, as follows: warrants to purchase 100,000 shares of Series G preferred stock at $3.00 per share in December 1997 and July 1999, an option to purchase 80,000 shares of common stock at $0.12 per share in July 1999, and $215,000 in cash in 1998. The fee paid to Mr. Lee was negotiated on an annual basis and was established based upon the credit risk of Tvia at the time.

    In January 2000, we committed to grant Mr. Lee a warrant to acquire 106,666 shares of Series H convertible preferred stock for $3.75 per share and granted Mr. Lee an option to purchase 106,666 shares of common stock at $0.375 per share pursuant to an extension of the guarantee of the line of credit agreements from December 31, 1999 to April 30, 2001.

    Our third line of credit agreement for $1.0 million is guaranteed by James Mah, a former director of the company. In consideration for providing the guarantee, for the period from April 30, 1999 to April 30, 2000, Mr. Mah was issued a warrant to acquire 33,333 shares of Series G convertible preferred stock at $3.00 per share in April 1999 and an option to acquire 26,666 shares of common stock at $0.12 per share in July 1999. The price per share, as defined in the warrant agreement, was variable up to December 31, 1999, at which point it became fixed.

    In January 2000, we committed to grant Mr. Mah a warrant to acquire 26,666 shares of Series H convertible preferred stock for $3.75 per share and granted Mr. Mah an option to acquire 26,666 shares of common stock at $0.375 per share pursuant to an extension of the guarantee of the line of credit agreement to April 30, 2001.

    One of our directors, Dr. Steven Cheng, is President of Hontung Venture Capital Corp. Dr. Cheng is also an executive officer of one of our customers, Acer, Inc. An entity affiliated with Hontung and Acer has an equity investment in Taiwan Semiconductor Manufacturing Corporation, or TSMC. Payments by Tvia to TSMC for the fiscal years ended March 31, 1998, 1999 and 2000 were $1,291,563, $386,000 and $1,018,719, respectively. Sales by Tvia to Acer for the fiscal years ended March 31, 1999 and 2000 were $18,000 and $292,000, respectively.

    Our chief executive officer, Mr. Kenny Liu, was a director of T-Square Design. We license audio technology from T-Square. In the fiscal year ended March 31, 1998, we paid T-Square $100,000.

    We believe the transactions described above are on terms no less favorable than could have been obtained from unaffiliated third parties.

    In March 2000, the board of directors authorized Tvia to enter into severence agreements with our executive officers. Under the agreements, 25% of an executive officer's unvested options will vest upon our acquisition. Following such acquisition, 100% of the options granted will vest upon an executive officer's termination, or constructive termination, within 24 months. In addition, 100% of an executive officer's options granted will vest upon the executive officer's death or disability.

    Our chief executive officer, Kenny Liu, and our President, Jack Guedj, will receive 18 months' salary upon termination following a change in control. Some of our vice presidents, namely Michael Hoberg, Jhi-Chung Kuo, James Tao and Yee Wong, will receive nine months' salary upon termination following a change in control.

Indebtedness of Management

    Our current policy is that all transactions between us and our officers, directors, 5% stockholders and their affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

    For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

   The table below sets forth information regarding the beneficial ownership of our common stock, assuming the conversion of all our outstanding preferred stock, as of June 30, 2000 by the following individuals or groups:

  . each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  .  each of our executive officers;

  .  each of our directors; and

  .  all directors and executive officers as a group.

   Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Tvia, Inc., 4001 Burton Drive, Santa Clara, California 95054. Except as indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of June 30, 2000 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons but are not treated as outstanding for the purpose of computing the percentage of any other person.

   The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. Applicable percentage ownership is based on approximately 16,498,380 shares of common stock outstanding as of June 30, 2000 and 5,000,000 shares of common stock sold in this offering.

                                              Amount and Nature of Shares of
                                              Common Stock Beneficially Owned
                          -----------------------------------------------------------------------
                                                           Shares Issuable        Percent of
                                       Shares Subject to Pursuant to Options  Outstanding Shares
                          Outstanding     a Right of     Exercisable Within  --------------------
                           Shares of   Repurchase as of  60 Days of June 30, Before the After the
                          Common Stock June 30, 2000(1)         2000          Offering  Offering
                          ------------ ----------------- ------------------- ---------- ---------
5% Stockholders:
Liu-Lee Family Trust
 (2)....................     884,412            --                 --            5.4%      4.1%
Director and Executive
 Officers:
Kenny Liu(2)(3).........   1,017,744            --                 --            6.2       4.7
Jack Guedj..............     420,159        319,001             62,215(4)        2.6       2.2
Michael Hoberg..........      66,666         66,666                --             *         *
Jhi-Chung Kuo...........     362,666          8,333                --            2.3       1.7
James Tao...............     133,333         83,332              4,629            *         *
Yee Wong................     941,666            --                 --            5.7       4.4
James Bunker(5).........      43,333         21,528              9,721(6)         *         *
Steven Cheng(7).........     740,740            --               4,165           4.6       3.5
R. David Dicioccio......      83,333         40,624             19,442(8)         *         *
M.K. Tsai...............         --             --               4,165            *         *
All directors and
 executive officers as a
 group (11 persons).....   3,910,472        583,928            108,501          23.7      18.2

-----------------
 * Less than 1%.
(1) Shares of common stock issued under a repurchase agreement under which we retain the right to repurchase those shares at a per share purchase price equal to the original per share purchase price if the holder's employment is terminated.

(2) Mr. Liu and his wife, Li-Chiu Lee, as trustees of the Liu-Lee Family Trust, may exercise voting and dispositive control over the shares held by the Liu-Lee Family Trust.

(3) Consists of 884,412 shares held by the Liu-Lee Family Trust of which Mr. Liu is a trustee and a beneficiary, and 133,332 shares held in the name of Mr. Liu's minor children. Mr. Liu is our chief executive officer.

(4) Includes 46,653 shares that will become exercisable upon closing of this offering.

(5) Includes 8,333 shares of Series H preferred stock and 10,000 shares of Series I preferred stock held by Windsor Road Limited Partnerships of which Mr. Bunker is the General Partner. The address for Windsor Road Limited Partnerships is Zero Old Penzance Rd., Rockport, MA 01966.

(6) Includes 8,333 shares that will become exercisable upon closing of this offering.

(7) Consists of 740,740 shares held by Hontung Venture Capital Corp. Dr. Cheng, a director, is the president of Hontung. As such, Dr. Cheng has voting and dispositive power with respect to the shares held by Hontung. The address for Hontung Venture Capital Corp. is 17F, 106, SEC.1, Hsih Tai Wu Rd., Taiwan, R.O.C.

(8) Includes 16,666 share that will become exercisable upon closing of this offering.

                               PRIVATE PLACEMENT

    Tvia has entered into a common stock and warrant purchase agreement with Wind River Systems, Inc. Wind River will buy shares of common stock equal to $1,000,000 and receive a warrant to purchase common stock equal to $500,000, each divided by the initial public offering price. At an assumed initial public offering price of $12.00, representing the midpoint of the filing range, we will sell Wind River 83,333 shares of common stock, and the warrant will entitle them to purchase an additional 41,666 shares of common stock for $12.00 per share. If we sell shares of our common stock in this offering for more than $12.00, the number of shares of our common stock that we will sell to Wind River will decrease, and the number of shares of our common stock issuable upon the exercise of the warrant held by Wind River will also decrease. Likewise, if we sell our common stock in this offering for less than $12.00, the number of shares of our common stock that we will sell to Wind River will increase and the warrant held by Wind River will be exercisable for more shares of our common stock. The common stock and warrant purchase agreement may be terminated by either party if the initial public offering of Tvia's common stock does not occur within sixty days of July 27, 2000.

    The warrant held by Wind River has a provision which allows the holder in certain circumstances to pay the exercise price of the warrant by surrendering a portion of the common stock issuable upon the exercise of the warrant. The amount of common stock surrendered will depend on how much the fair market value our common stock exceeds the exercise price of the warrant at the time the warrant is exercised. If Wind River chooses to exercise the warrant by this method, we will issue fewer shares to Wind River than had Wind River paid the exercise price in cash. In connection with the private placement, Wind River and Tvia have entered into a letter agreement which provides, among other things, for the parties to work together to develop drivers optimized for Tvia chips and to discuss other mutually beneficial future joint technology developments. The private placement is contingent upon and would occur at the same time as the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

    Upon completion of this offering, assuming reincorporation in Delaware, and after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, our authorized capital stock will consist of 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Upon consummation of this offering, no shares of preferred stock and approximately 21,498,380 shares of common stock (22,248,380 shares if the underwriters' over-allotment option is exercised in full) will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

    Under our 1999 Stock Incentive Plan, 4,600,000 shares of common stock have been reserved for issuance and options to purchase 1,505,974 shares were outstanding as of March 31, 2000.

Common Stock

    As of March 31, 2000, there were approximately 5,300,553 shares of common stock outstanding held by approximately 140 stockholders of record.

    Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

    Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

    Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless cumulative voting for the election of directors is authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    Liquidation, dissolution and winding up. Upon liquidation, dissolution or winding up of Tvia, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

    The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the number of shares, rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

    The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Tvia. We have no current plans to issue any shares of preferred stock.

 Series H and Series I Redeemable Preferred Stock

    Upon completion of this offering, all currently outstanding shares of preferred stock will automatically be converted into common stock, and the following provision will no longer be applicable. Subject to preferences that may be applicable to any other series of preferred stock outstanding at the time, the holders of Series H and Series I preferred stock are entitled to the following:

    Dividends. Holders of Series H and Series I preferred stock are entitled to receive dividends out of assets legally available for the payment of dividends at a rate of 8% of $3.75 and $7.50, respectively, per annum on each outstanding share of Series H and Series I preferred stock. Such dividends are payable only when, as and if declared by the board of directors and are non-cumulative.

    Voting. Holders of Series H preferred stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless cumulative voting for the election of directors is authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of Series H preferred stock, voting as a single class, are entitled to elect one member of the board of directors and must approve amendments to our certificate of incorporation, business combinations, the redemption or repurchase of our common stock,changes in the size of our board of directors, certain amendments to our bylaws and any dividends or distributions to holders of our common stock or preferred stock.

    Holders of Series I preferred stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless cumulative voting for the election of directors is authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    Preemptive rights, conversion and redemption. Holders of Series H and Series I preferred stock are entitled to convert shares of Series H and Series I preferred stock into shares of common stock at any time and are subject to automatic conversion upon the earlier of the closing of a public offering of our common stock or upon the majority vote of the outstanding shares of Series H and Series I preferred stock, respectively. The Series H and Series I preferred stock are not entitled to preemptive rights. The Series H preferred stock is subject to redemption and the Series I preferred stock is not subject to redemption.

    Liquidation, dissolution and winding up. Upon liquidation, dissolution or winding up of Tvia, the holders of Series H and Series I preferred stock are entitled to be paid out of assets legally available for distribution before any payments are made to holders of our common stock, an amount equal to $3.75 and $7.50 per share of Series H and Series I preferred stock, respectively and to share ratably in all remaining assets.

Warrants

    From December 1997 to January 2000, we issued warrants to purchase an aggregate of 141,665 shares of Series G preferred stock at an exercise price of $3.00 per share and 146,665 shares of Series H preferred stock at an exercise price of $3.75 per share. These warrants expire between December 2002 and January 2005. Upon completion of this offering, all of our warrants to purchase preferred stock will convert into the right to purchase the equivalent number of shares of common stock at the same exercise price per share.

Registration Rights

    Upon completion of this offering, the holders of 10,909,497 shares of common stock issuable upon conversion of the Series A through I preferred stock and upon the exercise of warrants have the right to cause us to register these shares under the Securities Act as follows:

  . Demand Registration Rights. At the earlier of July 31, 2001 or six months after this offering, the holders of 20% of the common stock issued upon conversion of Series F, G, H or I preferred stock may request that we register their shares with respect to all or part of their registrable securities having aggregate gross proceeds exceeding $10.0 million.

  . Piggyback Registration Rights. The holders of common stock issuable upon conversion of the Series A through I preferred stock may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 25% of any offering.

  . S-3 Registration Rights. The holders of common stock issued upon conversion of the Series F, G, H and I have the right to request up to three registrations on Form S-3 if we are eligible to use Form S-3 and have not already effected such an S-3 registration within the past 12 months, and if the aggregate proceeds are at least $1.0 million.

    Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Shares Eligible for Future Sale" and "Certain Transactions."

    Tvia will pay all registration expenses, other than underwriting discounts and commissions, in connection with any registration. The registration rights terminate upon completion of this offering, provided that all shares of registrable securities held or entitled to be held upon conversion by such holders of registrable securities may immediately be sold under Rule 144 during any 90-day period, or on such date after completion of this offering as all shares of registrable securities held or entitled to be held upon conversion by such holder of registrable securities may immediately be sold under Rule 144 during any 90-day period.

Section 2115

    We are subject to Section 2115 of the California General Corporation Law.
Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to
Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. Section 2115 also:

  .   enables removal of directors with majority stockholder approval;

  .   places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings if there is a sale of assets or a merger.

    We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2001 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders.

Delaware Law and Charter Provisions

 Delaware Anti-Takeover Law and Charter Provisions

 The following discussion assumes our reincorporation in Delaware.

    We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation.
Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder and any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 Certificate of Incorporation and Bylaws

    The following discussion assumes our reincorporation in Delaware, and describes provisions of our charter documents to be effective following this offering.

    Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

  .   delay, defer or prevent a change in control of Tvia;

  . discourage bids for the common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; and

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

    Our certificate of incorporation does not provide for cumulative voting in the election of directors.

    Our bylaws provide that:

  .   stockholder action may not be taken without a stockholders' meeting;

  . special meetings of stockholders may only be called by the chairman of the board, the chief executive officer or the president;

  . advance notice must be given for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board; and

  .   non-cumulative voting is used in the election of directors.

    Amendments to our bylaws to change the advance notice provisions or amendments to our certificate of incorporation and bylaws to allow cumulative voting must be approved by holders of at least 66-2/3% of the outstanding common stock.

    The provisions described above, together with the ability of the board of directors to issue preferred stock may have the effect of deterring a hostile takeover or delaying a change in control or management of Tvia.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

    When this offering is completed, we will have a total of 21,498,380 shares of common stock outstanding, assuming no exercise of outstanding options. The 5,000,000 shares offered by this prospectus will be freely tradable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act of 1933. The remaining 16,498,380 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144.

Lock-up Agreements

    The holders of approximately 18,011,227 shares of common stock have agreed to a 180-day "lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

Rule 144

    In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock, which will equal approximately 161,403 shares upon completion of this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, approximately 14,532,132 of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

Rule 144(k)

    A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling such shares. However, all shares issued by us pursuant to Rule 701 are subject to lock-up provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

Registration

    Following this offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1999 Stock Incentive Plan, 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. Based on the number of shares subject to outstanding options at March 31, 2000, and currently reserved for issuance under these plans, this registration statement would cover approximately 4,265,073 shares.

    This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements. Also beginning 180 days after the date of this prospectus, holders of 18,011,277 shares of common stock will be entitled to registration rights. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    We are offering shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Dain Rauscher Incorporated, CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters and will negotiate on behalf of the underwriters and will enter into the underwriting agreement with us. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
Banc of America Securities LLC.......................................
Dain Rauscher Incorporated...........................................
CIBC World Markets Corp. ............................................
U.S. Bancorp Piper Jaffray Inc. .....................................
                                                                       ---------
  Total..............................................................  5,000,000
                                                                       =========

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include, among others, the requirements that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets;

  . we deliver to the underwriters customary closing documents such as various certificates and opinions of counsel; and

  . this registration statement has been declared effective by the SEC.

    The underwriting agreement also provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

    We have granted an option to the underwriters to buy up to 750,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

    The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares of common stock to the public at the price set forth on the cover page of this prospectus, and to dealers, such as stockbrokers, at that price less a concession not in excess of
$   per share of common stock. The underwriters may allow, and such dealers may
reallow, a discount not in excess of $   per share of common stock to other
dealers. After the initial public offering, the public offering price, concession and discount may change.

    The following table shows the per share and total underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

                                                                           With
                                                 Per Share Without Option Option
                                                 --------- -------------- ------
Public offering price...........................
Underwriting discount...........................
Proceeds, before expenses.......................

    The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to Tvia per share of common stock. The underwriting fee currently is not expected to exceed 7% of the initial public offering price. The expenses of the offering, exclusive of the underwriting discount, are estimated at $1,360,000 and are payable entirely by us. The expenses consist of the following:

  . a registration fee of $17,160;

  . an NASD filing fee of $7,975;

  . Nasdaq application and listing fee of $95,000;

  . estimated blue sky qualification fees and expenses of $7,500;

  . estimated printing and engraving expenses of $200,000;

  . estimated legal fees and expenses of $500,000;

  . estimated accounting fees and expenses of $500,000;

  . estimated registrar and transfer agent fees of $10,000;

  . estimated miscellaneous fees and expenses of $172,365;

    On April 3, 2000, Banc of America Securities LLC purchased 16,666 shares of the Company's Series I preferred stock at $7.50 per share. DRW Venture Partners L.P. also purchased 16,666 shares of the Company's Series I preferred stock at $7.50 per share on April 3, 2000. DRW Venture Partners L.P. is exclusively managed and partially owned by Dain Rauscher Corporation, the parent company of Dain Rauscher Incorporated. Both Banc of America Securities LLC and DRW Venture Partners L.P. purchased such shares at the same price as all other purchasers at that time. Banc of America Securities LLC and DRW Venture Partners LLC have entered into lock-up agreements under which they have agreed not to sell, transfer, assign, pledge or hypothecate these shares until the date 180 days after the effective date of this offering, except for any transfer of such shares by operation of law or by reason of reorganization of the issuer. Banc of America Securities LLC and DRW Venture Partners L.P. have agreed that any of these shares deemed to be underwriting compensation will not be sold, transferred, assigned, pledged or hypothecated by any person, except under limited circumstances as provided in section 2710(c)(7)(A) of the National Association of Securities Dealers Rules of Conduct regarding underwriter compensation, for a period of one year following the effective date of this offering.

    We and holders of substantially all of our stock prior to this offering, as well as holders of substantially all of our stock options, have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock and options may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    We have agreed to indemnify the underwriters against liabilities, including liabilities for misstatements and omissions under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum. Stabilization transactions may cause the price of the shares to be higher than it would be in the absence of such transactions.

  . Over-allotments and syndicate covering transactions--In connection with the offering, the underwriters may make short sales of shares of our stock and may purchase shares of our stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' "overallotment" option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

  . Penalty bids--Penalty bids occur when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or covering transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

  . Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

    Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. The primary factors to be considered in such negotiations are:

  . our history and prospects, and the history and prospects of the industry in which we compete;

  . our past and present financial performance;

  . an assessment of our management;

  . the present state of our development;

  . our prospects for future earnings;

  . the prevailing market conditions of the applicable United States securities market at the time of this offer;

  . market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

  . other factors deemed relevant, such as the evaluation of the above factors in relation to the market valuation of companies in related businesses.

    The underwriters have reserved up to 5% of the common stock offered hereby for sale to our employees, families and friends of directors and executive officers, faculty members and other employees of our customers and vendors at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus, and will be required to sign a 60 day lock-up agreement with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these reserved shares.

    A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

                                 LEGAL MATTERS

    Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for Tvia by Pillsbury Madison & Sutro LLP, Palo Alto, California. An entity in which attorneys and former attorneys of Pillsbury Madison & Sutro LLP are members and certain attorneys of Pillsbury Madison & Sutro LLP beneficially own an aggregate of 39,000 shares of Tvia common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Menlo Park, California. Latham & Watkins represents Tvia in its negotiations of a licensing agreement.

                                    EXPERTS

    The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. For further information with respect to Tvia and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                                   TVIA, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F-2
Consolidated Balance Sheets.............................................. F-3
Consolidated Statements of Operations.................................... F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Deficit.................................................. F-5
Consolidated Statements of Cash Flows.................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Tvia, Inc.:

    We have audited the accompanying consolidated balance sheets of Tvia, Inc. (a California corporation) as of March 31, 2000 and 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tvia, Inc. as of March 31, 2000 and March 31, 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with generally accepted accounting principles in the United States.

                                          /s/ Arthur Andersen LLP

San Jose, California
April 28, 2000

                                   TVIA, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                 March 31, 2000
                                                 March 31,          Pro Forma
                                             ------------------   Stockholders'
                                               1999      2000    Equity (Note 7)
                                             --------  --------  ---------------
                                                                   (unaudited)
                  ASSETS
Current Assets:
  Cash and cash equivalents................  $     --  $  3,789
  Restricted cash..........................        --     3,075
  Accounts receivable, net of allowance for
   doubtful accounts of $5 and $55,
   respectively............................        63     1,010
  Inventories..............................       316     1,327
  Prepaid expenses.........................        38        82
  Other assets.............................        --       883
  Deferred debt costs......................        --       981
                                             --------  --------
   Total current assets....................       417    11,147
Property and Equipment, net................       313       221
                                             --------  --------
   Total assets............................  $    730  $ 11,368
                                             ========  ========
   LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Loan payable guaranteed by related
   party...................................  $  2,214  $  1,070
  Accounts payable.........................       210     1,762
  Accrued liabilities and other............     1,469     2,400
                                             --------  --------
   Total current liabilities...............     3,893     5,232
                                             --------  --------
Commitments and contingencies (Note 5)
Long-Term Liabilities:
  Loan payable guaranteed by related
   party...................................        --     2,959
  Redeemable convertible preferred stock--
   Series F, G and H; no par value,
   aggregate liquidation preference of
   $14,487
   Authorized--5,302,438 at March 31, 2000
    and pro forma..........................
   Outstanding--3,819,105 and 5,107,385
    shares at March 31, 1999, and 2000; no
    shares outstanding pro forma...........     9,704    16,594     $     --
  Warrants to purchase redeemable
   convertible preferred stock.............       111       849          849
                                             --------  --------
   Total long-term liabilities.............     9,815    20,402
                                             --------  --------
Stockholders' Deficit:
  Series A, B, C, D, E and I convertible
   preferred stock, no par value; aggregate
   liquidation preference of $5,632:
   Authorized --5,305,454 and 5,972,120
    shares at March 31, 1999 and 2000;
   Outstanding--5,305,454 shares at March
    31, 1999 and 2000; 496,658 subscribed
    at March 31, 2000; no shares
    outstanding pro forma..................     5,525     9,242           --
  Common stock, no par value:
   Authorized--50,000,000 at March 31, 2000
    and pro forma..........................
   Outstanding--2,312,444 and 5,300,553 at
    March 31, 1999 and March 31, 2000; and
    16,498,380 shares outstanding pro
    forma..................................       180     7,846       33,682
  Deferred stock compensation..............       (30)   (4,499)      (4,499)
  Accumulated deficit......................   (18,653)  (26,855)     (26,855)
                                             --------  --------     --------
   Total stockholders' deficit.............   (12,978)  (14,266)    $  2,328
                                             --------  --------     ========
   Total liabilities and stockholders'
    deficit................................  $    730  $ 11,368
                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

                                   TVIA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                       Year Ended March 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
Revenues:
  Product sales.....................................  $ 2,597  $ 1,432  $ 6,528
  Development contracts and other...................      861       90      529
                                                      -------  -------  -------
     Total revenues.................................    3,458    1,522    7,057
                                                      -------  -------  -------
Cost of Revenues:
  Product sales (excluding amortization of deferred
    stock compensation of $0, $1 and $20 in 1998,
    1999 and 2000) .................................    2,458    1,257    3,622
  Development contracts and other...................      526       51      185
                                                      -------  -------  -------
     Total cost of revenues.........................    2,984    1,308    3,807
                                                      -------  -------  -------
     Gross profit ..................................      474      214    3,250
                                                      -------  -------  -------
Operating Expenses:
  Research and development (excluding amortization
    of deferred stock compensation of $0, $1 and
    $261 in 1998, 1999 and 2000) ...................    3,199    3,357    3,390
  Sales, general and administrative (excluding
    amortization of deferred stock compensation of
    $0, $0 and $1,218 in 1998, 1999 and 2000).......    2,203    2,062    3,370
  Amortization of deferred stock compensation.......       --        2    1,499
                                                      -------  -------  -------
     Total operating expenses.......................    5,402    5,421    8,259
                                                      -------  -------  -------
  Operating loss....................................   (4,928)  (5,207)  (5,009)
                                                      -------  -------  -------
Interest Expense, net:
  Bank interest, net................................       46      166      279
  Amortization of debt guarantee costs and other....       28      298      753
                                                      -------  -------  -------
     Total interest expense, net....................       74      464    1,032
                                                      -------  -------  -------
Net loss............................................  $(5,002) $(5,671) $(6,041)
                                                      =======  =======  =======
Dividend related to convertible preferred stock.....  $    --  $    --  $(2,161)
                                                      =======  =======  =======
Net loss attributable to common stockholders........  $(5,002) $(5,671) $(8,202)
                                                      =======  =======  =======
Basic and diluted net loss per share................  $ (2.32) $ (2.56) $ (2.63)
                                                      =======  =======  =======
Shares used in computing basic net loss per share...    2,156    2,219    3,118

Pro forma basic and diluted net loss per share
  (unaudited).......................................                    $ (0.66)
                                                                        =======
Shares used in computing pro forma basic and diluted
  net loss per share (unaudited)....................                     12,426

   The accompanying notes are an integral part of these financial statements.

                                   TVIA, INC.

               CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE
                   PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
                       (In thousands, except share data)

                      Redeemable Convertible     Convertible
                         Preferred Stock       Preferred Stock    Common Stock     Deferred
                    -------------------------- ---------------- ----------------    Stock     Accumulated Stockholders'
                     Shares   Amount  Warrants  Shares   Amount  Shares   Amount Compensation   Deficit      Deficit
                    --------- ------- -------- --------- ------ --------- ------ ------------ ----------- -------------
Balance, March 31,
 1997.............  1,033,334 $ 2,325   $ --   5,305,454 $5,525 2,145,202 $  129   $    --     $ (7,980)    $ (2,326)
 Issuance of
  warrants to
  guarantor of
  line of credit..         --      --    111          --     --        --     --        --           --           --
 Issuance of
  Series F
  Redeemable
  Convertible
  Preferred Stock
  at $2.25 per
  share, net of
  issuance costs
  of $6...........  1,285,773   2,887     --          --     --        --     --        --           --           --
 Exercise of
  options.........         --      --     --          --     --     2,430     --        --           --           --
 Issuance of
  common stock for
  services
  rendered........         --      --     --          --     --    19,000      2        --           --            2
 Net loss.........         --      --     --          --     --        --     --        --       (5,002)      (5,002)
                    --------- -------   ----   --------- ------ --------- ------   -------     --------     --------
Balance, March 31,
 1998.............  2,319,107   5,212    111   5,305,454  5,525 2,166,632    131        --      (12,982)      (7,326)
 Issuance of
  Series G
  Redeemable
  Convertible
  Preferred Stock
  at $3.00 per
  share, net of
  issuance costs
  of $8...........  1,499,998   4,492     --          --     --        --     --        --           --           --
 Exercise of
  options.........         --      --     --          --     --    34,757      4        --           --            4
 Issuance of
  common stock for
  services
  rendered........         --      --     --          --     --   111,055     13        --           --           13
 Deferred stock
  compensation....         --      --     --          --     --        --     32       (32)          --           --
 Amortization of
  deferred
  compensation....         --      --     --          --     --        --     --         2           --            2
 Net loss.........         --      --     --          --     --        --     --        --       (5,671)      (5,671)
                    --------- -------   ----   --------- ------ --------- ------   -------     --------     --------
Balance, March 31,
 1999.............  3,819,105   9,704    111   5,305,454  5,525 2,312,444    180       (30)     (18,653)     (12,978)
Issuance of
 preferred
 warrants and
 options to
 guarantor of line
 of credit........         --      --    738          --     --        --  1,001        --           --        1,001
 Issuance of
  Series G
  Redeemable
  Convertible
  Preferred
  Stock...........     83,333     250     --          --     --        --     --        --           --           --
 Issuance of
  Series H
  Redeemable
  Convertible
  Preferred Stock,
  net of issuance
  costs of $39....  1,204,947   4,479     --          --     --        --     --        --           --           --
 Subscription for
  Series I
  Convertible
  Preferred Stock,
  net of issuance
  cost of $8 .....         --      --            496,658  3,717        --     --        --           --        3,717
 Deferred stock
  compensation....         --      --     --          --     --        --  5,968    (5,968)          --           --
 Fair value of
  options issued
  for services
  rendered........         --      --     --          --     --        --     89        --           --           89
 Issuance of
  common stock for
  services
  rendered........         --      --     --          --     --    40,035    200        --           --          200
 Exercise of
  options.........         --      --     --          --     -- 2,948,074    408        --           --          408
 Amortization of
  deferred
  compensation....         --      --     --          --     --        --     --     1,499           --        1,499
 Dividend related
  to redeemable
  convertible
  preferred
  stock...........         --   2,161     --          --     --        --     --        --       (2,161)      (2,161)
 Net loss.........         --      --     --          --     --        --     --        --       (6,041)      (6,041)
                    --------- -------   ----   --------- ------ --------- ------   -------     --------     --------
Balance, March 31,
 2000.............  5,107,385 $16,594   $849   5,802,112 $9,242 5,300,553 $7,846   $(4,499)    $(26,855)    $(14,266)
                    ========= =======   ====   ========= ====== ========= ======   =======     ========     ========

   The accompanying notes are an integral part of these financial statements.

                                   TVIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                      Year Ended March 31,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
Cash Flows from Operating Activities:
  Net loss.......................................... $(5,002) $(5,671) $(6,041)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation and amortization....................     494      503      318
   Common stock and options issued for services
    rendered........................................       2       13      289
   Amortization of deferred stock compensation......      --        2    1,499
   Non-cash amortization of guarantee costs.........      28       83      753
   Changes in assets and liabilities:
     Accounts receivable............................    (133)      80     (947)
     Inventories....................................     201      721   (1,011)
     Prepaid expenses and other current assets......     (13)      50     (106)
     Accounts payable...............................    (254)    (545)   1,196
     Accrued liabilities and other..................    (125)     521      952
                                                     -------  -------  -------
       Net cash used in operating activities........  (4,802)  (4,243)  (3,098)
                                                     -------  -------  -------
Cash Flows from Investing Activities:
  Purchase of property and equipment................    (506)    (380)    (225)
                                                     -------  -------  -------
     Net cash used in investing activities..........    (506)    (380)    (225)
                                                     -------  -------  -------
Cash Flows from Financing Activities:
  Proceeds from loans payable.......................   1,915    2,973    3,306
  Payments on loans payable.........................      --   (2,674)    (991)
  Proceeds from issuance of common stock............      --        4      312
  Proceeds from convertible and redeemable
   convertible preferred stock, net.................   2,887    4,312    7,560
  Restricted funds from stock subscription for
   convertible preferred stock......................      --       --   (3,075)
                                                     -------  -------  -------
     Net cash provided by financing activities......   4,802    4,615    7,112
                                                     -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................    (506)      (8)   3,789
Cash and cash equivalents at beginning of period....     514        8       --
                                                     -------  -------  -------
Cash and cash equivalents at end of period.......... $     8  $    --  $ 3,789
                                                     =======  =======  =======
Supplemental Cash Flow Information:
  Interest paid..................................... $    43  $   148  $   126
                                                     =======  =======  =======
  Conversion of accrued salary to redeemable
   convertible preferred stock (Note 8)............. $    --  $   180  $   244
                                                     =======  =======  =======
  Fair value of warrant and options issued to
   guarantors of lines of credit.................... $   111  $    --  $   738
                                                     =======  =======  =======
  Conversion of accrued salary upon exercise of
   options (Note 8)................................. $    --  $    --  $    96
                                                     =======  =======  =======
  Conversion of debt to subscription for Series I
   shares........................................... $    --  $    --  $   500
                                                     =======  =======  =======
  Purchase of technology license through conversion
   of Series I shares............................... $    --  $    --  $   150
                                                     =======  =======  =======
  Costs incurred related to initial public
   offering......................................... $    --  $    --  $   671
                                                     =======  =======  =======

   The accompanying notes are in integral part of these financial statements.

                                   TVIA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

    Tvia, Inc., formerly known as IGS Technologies, Inc. ("the Company") was incorporated in California in March 1993. Tvia designs, develops and markets semiconductors for the Internet appliance, broadband set-top box and digital television markets. The Company's semiconductor solutions, which consist of integrated circuits and proprietary software, process rich media content streams from the Internet and television. The Company sells its integrated circuits to manufacturers of Internet appliances, broadband set-top boxes and digital televisions. The Company has a branch in Taiwan that operates as a sales office and a subsidiary in the People's Republic of China that supports the Company's research and development activities.

    The Company is subject to the risks associated with similar technology companies. These risks include, but are not limited to: history of operating losses, dependence on a small number of key individuals, customers and suppliers, competition from larger, more established companies, the continued need for additional financing, the impact of rapid technological changes and changes in customer demand/requirements.

    As shown in the consolidated financial statements, in the years ended March 31, 2000, 1999 and 1998, the Company incurred net losses attributable to common stockholders of $8,202,000, $5,671,000 and $5,002,000, respectively. The
Company's continuing operations are dependent upon its ability to generate sufficient cash flow from operations, to raise additional financing as may be required, and ultimately to attain profitability. The Company issued 1,204,947 shares of Series H preferred stock in March 2000 and 496,658 shares of Series I preferred stock in April 2000 for total gross cash proceeds of $7.3 million, all of which was received prior to March 31, 2000 and recorded in the accompanying balance sheet. The Company has received guarantees from related parties over its existing line of credit facilities. These guarantees expire in April 2001. As of March 31, 2000, $4,029,000 was outstanding under these facilities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include inventory reserves and income tax valuation allowances.

Consolidation

    The consolidated financial statements herein presented include the results and financial position of Tvia and its wholly-owned subsidiary in China. The functional currency of the Chinese subsidiary is the U.S. dollar; accordingly, all gains and losses arising from foreign currency transactions in currencies other than the U.S. dollar are included in the consolidated statements of operations. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

    The Company considers all bank deposits with an original maturity of three months or less from the date of purchase to be cash and cash equivalents.

Revenue Recognition

    Revenue consists primarily of sales of products to original equipment manufacturers ("OEMs") and distributors. Revenues from sales to OEMs are recognized upon shipment. The Company has agreements with certain distributors which do not contain rights of return and price protection rights. However, a limited number of distributor agreements do contain rights to return slow moving inventory or discontinued products held in inventory by the distributor which have not sold through to an end user. The Company defers

                                   TVIA, INC.

revenue recognition relating to sales to distributors until such products are sold through to the end customer by the distributor, or if sell through information is not available from the distributor, when cash is received from the distributors. Receipt of cash from those distributors which do not provide sell through information has historically been indicative of sell through to an end user by that distributor. Management are not aware of any circumstances that would require the return of cash to a distributor, once payment from a distributor has been received.

    The Company also generates revenues from custom software services contracts. Revenues from custom software services contracts are recognized as contract milestones are achieved which approximates the percentage completion of the contract. Costs incurred on custom software services contracts, which are primarily payroll costs, are recorded as cost of sales. At March 31, 2000, management's estimates of future contract revenues and contractual costs did not indicate a loss; therefore no provision for losses on these contracts is required as of March 31, 2000. If the Company invoices the customer in advance of services performed under the custom software services contracts, the invoiced amount is recorded as deferred revenue.

    The Company also sells software development kits and application modules to OEMs. The Company recognizes sales of software development kits and application modules in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"), as amended. Under SOP 97-2, software revenues are recognized when an agreement has been executed or a definitive purchase order has been received and the product has been delivered, no significant obligations with regard to implementation remain, the fee is fixed and determinable and collectibility is probable. For the years ended March 31, 1998, 1999 and 2000, revenues from the sale of software development kits and application modules were less than 10% of net revenues.

    Revenues to significant customers, those representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

                                                                   For the Year
                                                                      Ended
                                                                    March 31,
                                                                  ----------------
                                                                  1998  1999  2000
                                                                  ----  ----  ----
   Customer A....................................................  11%    *     *
   Customer B....................................................  22%   14%   16%
   Customer C....................................................   *    14%    *
   Customer D....................................................   *    14%    *
   Customer E....................................................  25%    *     *
   Customer F....................................................  14%    *     *
   Customer G....................................................   *     *    12%
   (* = less than 10%)

Software Development Costs

    The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company has expensed all software development costs to date as such development costs have substantially all been incurred prior to the Company's products attaining technological feasibility.

Research and Development Expenses

    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities. The Company expenses all research and development related expenses in the period in which such expenses are incurred.

                                   TVIA, INC.

Comprehensive Income

    Effective April 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income in a full set of financial statements. For all periods presented, comprehensive loss is the same as net loss included in the accompanying consolidated statements of operations.

Stock-Based Compensation

    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25. Companies that elect to employ APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from using the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," to value stock-based compensation.
Note 7 to the financial statements contains a summary of the disclosure provisions under SFAS No. 123.

Stock Split

    In June 2000, the Company's board of directors approved a 1-for-3 stock split of the Company's common and preferred stock. All references in the accompanying consolidated financial statements to earnings per share and the number of shares have been retroactively restated to reflect the stock split.

Basic Net Loss Per Share and Pro Forma Basic Net Loss Per Share

  Historical net loss per share has been calculated under SFAS No. 128, "Earnings Per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. No diluted loss per share information has been presented in the accompanying consolidated statements of operations since common shares issuable upon conversion of the redeemable convertible preferred stock, convertible preferred stock, stock options and warrants are antidilutive. The total number of shares excluded from diluted loss per share relating to these securities was 9,869,596, 11,452,288, and 11,073,866 for the years ended March 31, 1998, 1999 and 2000, respectively.

    Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, redeemable convertible preferred stock, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering ("IPO") must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Tvia has not had any issuances or grants for nominal consideration.

                                   TVIA, INC.

    The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share data):

                                                       Year Ended March 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
Net loss............................................  $(5,002) $(5,671) $(8,202)
                                                      =======  =======  =======
Basic:
  Weighted average shares of common stock
    outstanding.....................................    2,156    2,219    3,199
  Less: Weighted average shares of common stock
    subject to repurchase...........................       --       --      (81)
                                                      -------  -------  -------
Weighted average shares used in computing basic net
  loss per share....................................    2,156    2,219    3,118
                                                      =======  =======  =======
Basic and dilutive net loss per share...............  $ (2.32) $ (2.56) $ (2.63)
                                                      =======  =======  =======
Pro forma:
  Net loss..........................................                    $(8,202)
                                                                        =======
Shares used above...................................                      3,118
Pro forma adjustment to reflect weighted average
  effect of assumed conversion of redeemable
  convertible preferred stock and convertible
  preferred stock (unaudited).......................                      9,308
                                                                        -------
Weighted average shares used in computing pro forma
  basic net loss per share (unaudited)..............                     12,426
                                                                        =======
Pro forma basic net loss per share (unaudited)......                    $ (0.66)
                                                                        =======

Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and accounts receivable. The Company places its cash and cash equivalents in checking and money market accounts in financial institutions. The Company's accounts receivable are derived primarily from sales to OEMs and distribution channel partners. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential doubtful accounts.

    As of March 31, 1999 and 2000, accounts receivable were concentrated with customers as follows:

                                                                       March 31,
                                                                       ----------
                                                                       1999  2000
                                                                       ----  ----
   Accounts Receivable:
    Customer A.......................................................         30%
    Customer B.......................................................         17%
    Customer C.......................................................         19%
    Customer D.......................................................   13%
    Customer E.......................................................   12%
    Customer F.......................................................   16%
    Customer G.......................................................   10%
    Customer H.......................................................         11%

Vendor Concentration

    The Company does not own or operate a fabrication facility, and accordingly relies substantially on two outside foundries, United Manufacturing Corporation ("UMC") and Taiwan Semiconductor Manufacturing

                                   TVIA, INC.

Corporation ("TSMC") to supply all of the Company's semiconductor manufacturing requirements. There are significant risks associated with the Company's reliance on outside foundries, including the lack of ensured wafer supply; limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and the unavailability of or delays in obtaining access to key process technologies. Any inability of one of the foundries to provide the necessary components could result in significant delays and could have a material adverse effect on the Company's business, financial condition and results of operations. In the event either foundry suffers financial difficulties or suffers any damage or destruction to its respective facilities, or in the event of any other disruption of foundry capacity, the Company may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner.

    Substantially all of the Company's products are assembled and tested by one of two third-party subcontractors, Caesar Technology Incorporated and Siliconware Precision Industries Ltd., both located in Taiwan. The availability of assembly and testing services from these subcontractors could be adversely affected in the event either subcontractor experiences financial difficulties or suffers any damage or destruction to its respective facilities, or in the event of any other disruption of assembly and testing capacity. As a result of this reliance on third-party subcontractors for assembly and testing of its products, the Company cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the cost of manufacture, assembly or testing of the Company's products.

Fair Value of Financial Instruments

    For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, recorded amounts approximate fair value due to the relatively short maturity period. Based on interest rates available to the Company for debt with comparable maturities, the carrying values of the Company's loans payable approximate fair values.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities", which require companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value with the impact of any change in market value being charged against earnings. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively. The Company does not believe that SFAS No. 133 will have a material effect on its financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. The Company believes that its current revenue recognition practices comply with SAB 101.

Proposed Initial Public Offering

    The Board of Directors has approved a plan to file a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed IPO. Costs incurred by the Company related to the IPO have been recorded as a current asset within other assets. If the Company is not able to complete the IPO, these capitalized costs would be expensed in the consolidated statements of operations.

                                   TVIA, INC.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and overhead. Provisions when required are made to reduce excess inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of net realizable value would change in the near term. Inventories consist of the following:

                                                                    March 31,
                                                                 ---------------
                                                                  1999    2000
                                                                 ---------------
                                                                 (in thousands)
   Raw materials................................................ $  268 $    640
   Work in process..............................................     37      639
   Finished goods...............................................     11       48
                                                                 ------ --------
   Total........................................................ $  316   $1,327
                                                                 ====== ========

Property and Equipment

    Property and equipment are carried at cost and are depreciated using the straight-line method over the assets' estimated useful life. (Useful lives range from 18 months to two years.) Management has determined asset lives based on their historical experience of technical obsolescence of equipment and the short life of tooling that is specific to certain product families. Assets acquired under capital leases are recorded at the present value of the related lease obligations and are depreciated on a straight-line basis over the shorter of the estimated useful life or lease term. Property and equipment consist of the following:

                                                                  March 31,
                                                                ---------------
                                                                 1999     2000
                                                                -------  ------
                                                                (in thousands)
   Furniture and fixtures...................................... $    47  $   53
   Machinery and equipment.....................................   1,104   1,209
   Software....................................................     813     862
                                                                -------  ------
                                                                  1,964   2,124
   Less: Accumulated depreciation and amortization.............  (1,651) (1,903)
                                                                -------  ------
                                                                $   313  $  221
                                                                =======  ======

    Assets acquired under capital lease obligations included in property and equipment consist of the following:

                                                                    March 31,
                                                                   ------------
                                                                   1999   2000
                                                                   -----  -----
                                                                       (in
                                                                   thousands)
   Cost........................................................... $ 467  $ 467
   Less: Accumulated amortization.................................  (467)  (467)
                                                                   -----  -----
                                                                   $  --  $  --
                                                                   =====  =====

                                   TVIA, INC.

Accrued Liabilities and Other

    Accrued liabilities consist of the following:

                                                                    March 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
   Deferred revenue.............................................. $   -- $   69
   Accrued expenses..............................................    109  1,057
   Accrued payroll and related taxes.............................    696    607
   Accrued vacation..............................................    233    284
   Other liabilities.............................................    431    383
                                                                  ------ ------
                                                                  $1,469 $2,400
                                                                  ====== ======

3. INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    As a result of the Company's continued losses, there was no provision for income taxes for each of the years ended March 31, 1999 and 2000.

    The components of the net deferred income tax asset were as follows:

                                                                  March 31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (in thousands)
   Net operating losses....................................... $ 5,686  $ 6,433
   Reserves and accruals not deductible for tax purposes......     269      749
   Available tax credit carryforwards.........................     638      903
   Other timing differences...................................     305      690
                                                               -------  -------
                                                                 6,898    8,775
   Valuation allowance........................................  (6,898)  (8,775)
                                                               -------  -------
   Net deferred tax asset..................................... $    --  $    --
                                                               =======  =======

    At March 31, 2000, the Company had net cumulative operating loss carryforwards for federal and state income tax reporting purposes of approximately $18,100,000 and $5,000,000, respectively. The federal net operating loss carryforwards expire on various dates through 2020. The state net operating loss carryforwards expire on various dates through 2004. As of March 31, 2000, the Company had federal and state research and development tax credit carryforwards of approximately $903,000 and California Manufacturers' Investment tax credit carryforwards of approximately $39,000 available to offset future taxes. Utilization of net operating losses may be subject to annual limitations due to ownership change limitations provided by the Internal Revenue Service and similar state provisions. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainty regarding the realization of the asset balance due to the net losses incurred and lack of taxable income.

                                   TVIA, INC.

4. LOANS PAYABLE

Loans Payable Guaranteed by Related Parties

    The Company has entered into two separate line of credit agreements with a bank which, in aggregate, provide for a $3,000,000 revolving credit facility. Borrowings under the line of credit agreements carry interest at the three month commercial paper rate plus 2.30% (8.08% as of March 31, 2000). The line of credit agreements have a maturity date of July 31, 2001. As of March 31, 2000, the Company had $2,959,000 outstanding under the line of credit agreements. The line of credit agreements are guaranteed by a pledge of trust assets where the Chief Executive Officer of the Company and his wife are both the trustor and trustee of this trust. In consideration for providing the guarantee, an individual related to the Chief Executive Officer of the Company receives a guarantee fee based on the maximum amount available on the line of credit agreements.

    In connection with the guarantee given for the period from December 31, 1997 to December 31, 1999, the related party was issued a warrant to acquire 73,333 shares of Series G redeemable convertible preferred stock for $3.00 per share in December 1997, a warrant to acquire 26,666 shares of Series G redeemable convertible preferred stock for $3.00 per share in July 1999 and an option to acquire 80,000 shares of common stock at $0.12 per share in July 1999. The price per share, as defined in the respective warrant agreements, was variable up to December 31, 1999, at which point it became fixed.

    In January 2000, the Company committed to grant the related party an additional warrant to acquire 106,666 shares of Series H convertible preferred stock for $3.75 per share and granted an option to purchase 106,666 shares of common stock at $0.375 per share pursuant to an extension of the guarantee over the line of credit agreements to April 30, 2001. The Company has calculated the fair value of the warrants and options using the Black-Scholes model and the following assumptions:

   Risk-free interest rate............................................ 6.00%
   Average computed life of warrants/options.......................... 3-5 years
   Dividend yield..................................................... 0%
   Volatility of common stock......................................... 70%

    The aggregate fair value of the warrants and options issued prior to December 31, 1999 was calculated at approximately $426,000. This amount has been recognized as a deferred debt issuance cost over the term of the guarantee. For years ended March 31, 1998, 1999 and 2000, interest expense included $28,000, $83,000 and $315,000 of amortized debt issuance costs related to these warrants and options issued prior to December 31, 1999 respectively. In addition, the Company paid $215,000 to the guarantor, in cash, related to the guarantee for fiscal year 1999. The aggregate fair value of the warrants and option issued in January 2000 were calculated at approximately $922,000. This amount has been recognized as a deferred debt issuance cost and is being recorded over the term of the guarantee. For the year ended March 31, 2000, the interest expense included $173,000 of amortized debt issuance costs related to these warrants and options issued in January 2000.

    In April 1999, the Company entered into an additional line of credit agreement with a different bank for a $1.0 million credit facility. Borrowings under the line of credit facility carry interest at a fixed rate of 7.63%, and the line of credit has no fixed maturity date. As of March 31, 2000, the Company had $1,070,000 outstanding under the line of credit agreement. The line of credit is guaranteed by a venture capital firm, which is both a shareholder in the Company and related to a former director of the Company. In consideration for providing the guarantee, the guarantor receives an annual guarantee fee based on the maximum amount available on the line of credit.

                                   TVIA, INC.

    In connection with the guarantee under this line of credit for the period from April 30, 1999 to April 30, 2000, a director was issued a warrant to acquire 33,333 shares of Series G convertible preferred stock for $3.75 per share in April 1999. The price per share, as defined in the warrant agreement, was variable up to December 31, 1999, at which point it became fixed. The director was also issued an option to acquire 26,666 shares of common stock at $0.12 per share in July 1999.

    In January 2000, the Company committed to grant an additional warrant to the director to acquire 26,666 shares of Series H convertible preferred stock for $3.75 per share and granted an option to purchase 26,666 shares of common stock at $0.375 per share pursuant to an extension of the guarantee over the line of credit agreement to April 30, 2001. The Company has calculated the fair value of the warrant and option using the Black-Scholes model and the following assumptions:

   Risk-free interest rate............................................ 6.00%
   Average computed life of warrants/options.......................... 4-5 years
   Dividend yield..................................................... 0%
   Volatility of common stock......................................... 70%

    The aggregate fair value of the warrant and option issued prior to December 31, 1999 was calculated at approximately $162,000. Interest expense included $148,000 of amortized debit issuance related to the warrant and option issued prior to December 31, 1999. The aggregate fair value of the warrant and option issued in January 2000 was calculated at approximately $230,000. This amount will be recognized as a deferred debt issuance cost and is being recorded as additional interest expense over the term of the guarantee.

Loan Payable to Bank

    In June 1999, the Company entered into a line of credit facility with a bank for $500,000, bearing interest at a prime lending rate of 8.25% plus 1.50%, and with a maturity date of January 31, 2000. On March 30, 2000, the loan balance was exchanged for a subscription for Series I preferred stock (see
Note 10). The credit facility was guaranteed and secured by a pledge of the Company's assets. In June 1999 and December 1999, the Company issued warrants to the bank to acquire 13,333 and 8,333 shares of Series G redeemable convertible preferred stock, respectively. The price per share of the warrants to purchase 13,333 and 8,333 shares was $3.00 and $3.75, respectively. The Company has calculated the fair value of the warrants using the Black-Scholes model and the following assumptions:

   Risk-free interest rate............................................ 6.00%
   Average computed life of warrants.................................. 4-5 years
   Dividend yield..................................................... 0%
   Volatility of common stock......................................... 70%

    The aggregate fair value of the warrants was approximately $110,000. This amount has been recognized as additional interest expense over the term of the loan in the year ended March 31, 2000.

5. COMMITMENTS AND CONTINGENCIES

Leases

    The Company leases its facilities under non-cancelable operating leases expiring at various dates through July 2004. Under the terms of the leases, the Company is responsible for a portion of the facilities' operating

                                   TVIA, INC.

expenses, insurance and property taxes. Future minimum lease payments under all non-cancelable leases as of March 31, 2000 were as follows (in thousands):

       2001.............................................................. $  361
       2002..............................................................    364
       2003..............................................................    389
       2004..............................................................    142
       2005..............................................................      2
                                                                          ------
                                                                          $1,258
                                                                          ======

    Rent expense under operating leases for the years ended March 31, 1998, 1999 and 2000, was approximately $344,000, $344,000 and $344,000, respectively.

Litigation

    The Company is subject to various claims which arise in the normal course of business. In the opinion of management, the Company is unaware of any claims which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

Development Contract Commitment

    In October 1999, the Company entered into a development contract with a vendor. Under the terms of this contract, the Company is required to make a $25,000 upfront payment and, following commencement of the development work, six monthly payments of $60,000. As of March 31, 2000, the Company has accrued $188,000 related to services provided by the vendor prior to the period end.

    The Company has also granted this vendor a right to 6,666 shares of common stock if the development work required under the contract is completed in less than six months. The Company has recorded research and development expense of $59,000 in accordance with EITF 96:18 "Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in conjunction with Selling Goods or Services", for the 6,666 shares of common stock based on the fair market value of the Company's stock in March 2000. Any changes in the fair market value between March 2000 and the date of the development contract will be recorded as additional research and development expense. The Company has also given the vendor a right to receive 33,333 shares of Company common stock, at the fair market value of common stock in October 1999, if at least one of the vendor's employees joins the Company after the development work is completed and remains an employee of the Company for at least one year. If the shares are issued, the Company will record additional expense related to the difference between the fair market value of common stock at the date of issuance and the October 1999 fair value per share. As of March 31, 2000, no employees of the vendor had become employees of the Company.

    In March 2000, the Company entered into a license agreement with a vendor. Under the terms of the agreement, the Company is required to pay a license fee of $330,000. In March 2000, the Company satisfied $150,000 of the obligation by issuing 20,000 shares of Series I preferred stock at $7.50 per share. The Company has recorded the $150,000 as license fees in Other Assets. The Company will make further payments of $180,000 in cash in fiscal year 2001 as various licenses and related technologies are received from the vendor.

                                   TVIA, INC.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Redeemable convertible preferred stock comprised the following:

                                                                   March 31,
                                                                 --------------
                                                                  1999   2000
                                                                 ------ -------
                                                                 (in thousands)
   Series F--2,319,107 shares authorized and outstanding........ $5,212 $ 5,212
   Series G--1,583,331 shares authorized, no shares outstanding at March 31, 1999; and 1,583,331 shares issued and
     outstanding at March 31, 2000..............................  4,492   4,742
   Series H--no shares authorized, issued and outstanding at
     March 31, 1999; 1,400,000 shares authorized, 1,204,947
     shares issued and outstanding at March 31, 2000............     --   6,640
                                                                 ------ -------
                                                                 $9,704 $16,594
                                                                 ====== =======

    In June 1999, the Company authorized the issuance and sale of up to 1,400,000 shares of Series H Preferred Stock ("Series H"). In March 2000, the Company completed the issuance of 1,139,881 shares of Series H redeemable convertible preferred stock at $3.75 per share for cash and 65,066 shares of Series H upon the conversion of $244,000 of accrued salary of the Chief Executive Officer of the Company. Shares of Series H were issued to members of the board of directors and entities associated with members of management under the same terms and conditions as all other unrelated accredited investors. The Company has recorded a preferred stock dividend of $2,161,000 representing the value of the beneficial conversion feature on the issuance of a convertible preferred stock in March 2000. The beneficial conversion was calculated at the commitment date based on the difference between the conversion price of $3.75 per share and the estimated fair value of the common stock at that date.

    The rights, preferences, and privileges of the holders of Series F, G and H redeemable convertible preferred stock are as follows:

  . Dividends are non-cumulative and payable only upon declaration by the Board of Directors.

  . Holders of Series F, G and H redeemable convertible preferred stock have a liquidation value of $2.25, $3.00 and $3.75 per share, respectively.

  . Each holder of redeemable preferred stock has voting rights equal to common stock on an "as-if-converted" basis.

  . Each share of Series F, G and H redeemable preferred stock may be converted into common stock at the option of the holder on a one-for-one-basis, subject to adjustment to protect against dilution. Automatic conversion of Series F, G and H will occur upon either the option of the holder or upon completion of a public offering of common stock in which the aggregate gross cash proceeds is at least $10,000,000 and the offering price is at least $8.25 per share.

  . The holders of a majority of the outstanding shares of Series F, G or H may require the Company to redeem their shares at the original issue price at any time after July 31, 2003, if the Company has not completed a public offering of more than $10,000,000 of Company stock at not less than $8.25 per share.

                                   TVIA, INC.

7. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

    Convertible preferred stock consist of the following, net of issuance costs:

                                                                    March 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
   Series A--199,999 shares authorized and outstanding..........  $  110 $  110
   Series B--1,599,995 shares authorized and outstanding........   1,107  1,107
   Series C--422,220 shares authorized and outstanding..........     376    376
   Series D--1,534,164 shares authorized and outstanding........   1,841  1,841
   Series E--1,549,076 shares authorized and outstanding........   2,091  2,091
   Series I--666,666 shares authorized and 496,658 shares
     subscribed.................................................     --   3,717
                                                                  ------ ------
                                                                  $5,525 $9,242
                                                                  ====== ======

    On April 3, 2000, the Company authorized the issuance and sale of up to 2,000,000 shares of Series I convertible preferred stock ("Series I"). The Company received approximately $3,075,000 in cash proceeds for 409,992 shares of Series I in March 2000, and these shares were treated as subscribed convertible preferred stock at March 31, 2000. In addition, in March 2000, $150,000 in license fees acquired were exchanged for a subscription of 20,000 shares of Series I and $500,000 outstanding under a line of credit at March 31, 2000 was converted into 66,666 shares of Series I. Shares of Series I were issued to members of the board of directors and entities associated with members of management under the same terms and conditions as all other unrelated accredited investors. The rights, restrictions and preferences of Series I are substantially the same as the Company's previously issued shares of convertible preferred stock as described in Note 6. The Company will record a preferred stock dividend in the first quarter of fiscal 2001 representing the value of the beneficial conversion feature on the issuance of Series I. The Company estimates the value of this dividend at $671,000.

    The rights, preferences, and privileges of the holders of Series A, B, C, D, E and I convertible preferred stock are as follows:

  . Dividends are non-cumulative and payable only upon declaration by the Board of Directors.

  . Holders of Series A, B, C, D, E and I preferred stock have a liquidation value of $0.60, $0.75, $0.90, $1.20, $1.35 and $7.50 per share, respectively.

  . Each holder of preferred stock has voting rights equal to common stock on an "as-if-converted" basis.

  . Each share of preferred stock may be converted into common stock at the option of the holder on a one-for-one-basis, subject to adjustment to protect against dilution. Automatic conversion will occur upon either the option of the holder or upon completion of a public offering of common stock in which the aggregate gross cash proceeds is at least $10,000,000 and the offering price is at least $8.25 per share.

                                   TVIA, INC.

Shares Reserved for Conversion to Common Stock

    At March 31, 2000, the Company had reserved the following shares of its common stock for future issuance as follows:

   Conversion of Series A Preferred Stock...........................    199,999
   Conversion of Series B Preferred Stock...........................  1,599,995
   Conversion of Series C Preferred Stock...........................    422,220
   Conversion of Series D Preferred Stock...........................  1,534,164
   Conversion of Series E Preferred Stock...........................  1,549,076
   Conversion of Series F Redeemable Convertible Preferred Stock....  2,319,107
   Conversion of Series G Redeemable Convertible Preferred Stock....  1,583,331
   Conversion of Series H Redeemable Convertible Preferred Stock      1,204,947
   1999 Stock Option Plan...........................................  1,598,407
   Warrants to purchase redeemable preferred stock..................    288,330
                                                                     ----------
                                                                     12,299,576
                                                                     ==========

Unaudited Pro Forma Stockholders' Equity

    In March 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated, (1) all of the currently outstanding and subscribed convertible preferred stock will be converted into 5,802,112 shares of common stock upon the closing of the IPO and (2) all of the currently outstanding redeemable convertible preferred stock will be converted into 5,107,385 shares of common stock upon the closing of the IPO. The effect of the conversions has been reflected as unaudited pro forma shareholders equity in the accompanying balance sheet as of March 31, 2000.

401(k) Plan

    Substantially all of the Company's employees are eligible to participate in the Tvia 401(k) Plan. There were no matching contributions for the years ended March 31, 1998, 1999 and 2000.

Stock Option Plans

 2000 Stock Incentive and Employee Stock Purchase Plan

    In March 2000, the Board of Directors approved, subject to stockholder approval, the following:

  . adoption of the 2000 Stock Incentive Plan, under which 2,333,333 shares of common stock have been reserved.

  . adoption of the 2000 Employee Stock Purchase Plan, under which 333,333 shares of common stock have been reserved to be effective as of the IPO of the Company's common stock.

 1999 Stock Incentive Plan

    The Stock Incentive Plan (the "1999 Plan") provides for the issuance of up to 4,600,000 shares of the Company's common stock to directors, employees and consultants. The 1999 plan provides for the issuance of restricted stock bonuses, restricted stock purchase rights, incentive stock options or non-qualified stock options. Pursuant to the 1999 Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For non-qualified stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

                                   TVIA, INC.

    Options generally expire in 10 years. Vesting periods are determined by the Board of Directors; however, options generally vest ratably over four years beginning one year after the date of grant. Options may be exercised prior to full vesting. Any unvested shares so purchased are subject to a repurchase right in favor of the Company with the repurchase price to be equal to the original purchase price of the stock. The right to repurchase at the original price shall lapse at a minimum rate of 20% per year over five years from the date the options granted. As of March 31, 2000, 92,433 shares are available for grant under the 1999 Plan.

 1994 Stock Option Plan

    The Stock Option Plan (the "1994 Plan") provides for the issuance of options to acquire the Company's common stock to directors, employees and consultants. The 1994 Plan provides for the issuance of incentive stock options or non-qualified stock options. Pursuant to the 1994 Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For non-qualified stock options, the exercise price is no less than 85% of the fair market value on the date of grant. Options generally expire in 10 years. Options generally vest ratably over five years beginning the date of grant. In June 1999, options outstanding under the 1994 plan were cancelled and reissued under the 1999 plan with the same terms and conditions as the previous options.

    The following table summarizes activity under the Company's stock option plans:

                                                    Outstanding  Weighted Average
                                                      Options     Exercise Price
                                                    -----------  ----------------
   Balance at March 31, 1997......................   1,787,726        $0.12
     Granted......................................     413,333         0.12
     Exercised....................................      (2,430)        0.12
     Cancellations................................     (26,945)        0.12
                                                    ----------        -----
   Balance at March 31, 1998......................   2,171,684         0.12
     Granted......................................     176,000         0.12
     Exercised....................................     (34,757)        0.12
     Cancellations................................     (58,550)        0.12
                                                    ----------        -----
   Balance at March 31, 1999......................   2,254,377         0.12
     Granted......................................   2,805,173         2.18
     Exercised....................................  (2,948,074)        0.14
     Cancellations................................    (605,502)        0.12
                                                    ----------        -----
   Balance at March 31, 2000......................   1,505,974        $3.92
                                                    ==========        =====

                   Options Outstanding and Exercisable
            ----------------------------------------------------
                Number       Weighted Average Exercise Price and
            Outstanding at      Remaining      Weighted Average
            March 31, 2000   Contractual Life   Exercise Price
            --------------   ---------------- ------------------
                371,581            7.80             $ 0.12
                395,394            9.58             $0.375
                395,666            10.0             $ 6.75
                343,333            10.0             $ 8.85
              ---------            ----             ------
              1,505,974            9.38             $ 3.92
              =========            ====             ======

                                   TVIA, INC.

    The Company accounts for these Plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation expense has been recognized as the grant price equaled the fair market value at date of grant. Had compensation expense for the stock plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the impact on the Company's net loss would be as follows (in thousands, except per share data):

                                                        For the Year Ended
                                                             March 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
   Net loss:
     As reported....................................  $(5,002) $(5,671) $(6,041)
     Pro forma......................................  $(5,007) $(5,677) $(9,633)
   Basic and diluted net loss per share:
     As reported....................................  $ (2.32) $ (2.56) $ (1.94)
     Pro forma......................................  $ (2.32) $ (2.56) $ (2.40)

    The weighted average fair value of options granted in fiscal years 1998, 1999 and 2000 was $1.03. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                March 31,
                                                         -----------------------
                                                          1998    1999    2000
                                                         ------- ------- -------
Risk-free Interest Rate................................. 5.34%   6.07%   6.00%
Expected Life of Options from Grant Date................ 4 years 4 years 4 years
Expected Dividend Yield................................. 0.0%    0.0%    0.0%
Expected Stock Volatility............................... 0.0%    0.0%    0.0%

Deferred Stock Compensation

    Deferred stock compensation represents the aggregate difference, at the grant date, between the respective exercise price of stock options and the fair value of the underlying stock. The deferred stock compensation expense is being amortized on an accelerated basis over the vesting period of the individual award, generally four years. This method is in accordance with Financial Accounting Standards Board Interpretation No. 28. The Company had recorded unearned stock-based compensation of approximately $32,000 in the year ended March 31, 1999 and approximately $5,968,000 for the year ended March 31, 2000, and amortized deferred stock compensation of $2,000 and $1,499,000, respectively.

    The total unearned stock-based compensation recorded for all options through March 31, 2000 will be amortized as follows: $2,415,000 for the year ending March 31, 2001, $1,338,000 for the year ending March 31, 2002, $582,000 for the year ending March 31, 2003, and $164,000 for the year ending
March 31, 2004. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. Subsequent to March 31, 2000, the board of directors approved the grant of 312,166 options that will result in additional deferred compensation of $936,000. This amount will be amortized over the vesting term of four years.

Stock Repurchase Agreements

    In connection with the exercise of options pursuant to the 1999 Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any shares at the original exercise price of the shares upon termination of the employee. The repurchase right lapses ratably over the vesting term of the original grant. As of March 31, 2000, 623,375 shares were subject to repurchase by the Company.

                                   TVIA, INC.

Options Granted to Non-employees

    In July 1999, the Company granted an option to purchase 8,333 shares of common stock to a consultant under the 1999 Plan. The option had an exercise price of $0.12 per share and vested upon grant. The Company recorded research and development expense of approximately $26,000 based on the fair value of the option at the date of grant calculated using the Black-Scholes model.

    In fiscal year 2000, the Company granted options to purchase 75,000 shares of common stock to consultants under the 1999 plan. These options had an exercise price of $0.375 per share and were vested, exercisable and non-forfeitable upon grant. The Company recorded deferred compensation of $459,000 based on the fair value of the option at the date of the grant calculated using the Black-Scholes model.

    The following assumptions were used in the Black Scholes model for calculating the fair value of the options granted:

      Risk-free interest rate............................................ 6.00%
      Average computed life of option.................................... 1 year
      Dividend yield..................................................... 0%
      Volatility of common stock......................................... 70%

    As of March 2000, the Company had amortized approximately $40,000 of deferred compensation as operating expense based on the straight line method over the life of the service agreement.

Stock Issued for Services Rendered

    For the years ended March 31, 1998, 1999 and 2000, the Company issued, 19,000, 111,055 and 40,035 shares of common stock, respectively, in exchange for services rendered. The Company recorded approximately $2,000, $13,000 and $200,000 of operating expense, respectively, based on the fair value of the Company's common stock on the date of issuance.

8. RELATED PARTY TRANSACTIONS

Accrued Salary Converted into Preferred Stock or Used to Exercise Options

    The Chief Executive Officer of the Company has elected to have a portion of his accrued salary forgiven to pay the exercise price of options upon exercise or converted into convertible preferred stock. For the year ended March 31, 1997, the Chief Executive Officer converted $94,333 into 69,877 shares of Series E convertible preferred stock at $1.35 per share. For the year ended March 31, 1999, the Chief Executive Officer converted $150,000 into 66,666 shares of Series F redeemable convertible preferred stock at $2.25 per share and $30,000 into 10,000 shares of Series G redeemable convertible preferred stock at $3.00 per share. For the year ended March 31, 2000, the Chief Executive Officer converted $244,000 into a subscription for 65,066 shares of Series H redeemable preferred stock at $3.75 per share and converted $96,000 upon exercise of options at $0.12 per share. As of March 31, 2000, the Company has accrued salary payable of approximately $35,000 to the Chief Executive Officer.

Commission Payments

    The President of the Company is entitled to receive a 1.75% commission on the amount of third party participation in the issuance of Series I preferred stock. The commission is payable in a combination of shares of convertible preferred stock and cash of approximately $56,000 which is accrued for at year end.

Sales to Related Parties

    A member of the Board of Directors is an officer of a company which is an affiliate company of a major customer. Sales to this customer were $18,000 and $292,000 for the years ended March 31, 1999 and 2000, respectively.

                                   TVIA, INC.

Purchases from Related Parties

    Members of the Board of Directors are officers of companies which are affiliated to the Company's major vendors UMC and TSMC. Total combined purchases from UMC and TSMC amounted to $514,000 and $2,040,719, for the years ended March 31, 1999 and 2000, respectively. The total combined accounts payable outstanding to UMC and TSMC as of March 31, 1999 and March 31, 2000 was $35,000 and $780,900, respectively.

9. SEGMENT AND GEOGRAPHIC INFORMATION

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates in one reportable segment which is the development, manufacture and sales of streaming media integrated circuits for the set-top box, digital television and internet appliance markets.

    The Company has operations in the United States, Taiwan and China. The operating expenses of the Taiwan branch and China subsidiary for the years ended March 31, 1998, 1999 and 2000, and the total assets as of the respective dates in Taiwan and China were not material to the Company's consolidated financial statements.

    The following table summarizes revenue by geographic area as a percentage of total revenues:

                                                                   For the Year
                                                                   Ended March
                                                                       31,
                                                                  ----------------
                                                                  1998  1999  2000
                                                                  ----  ----  ----
                                                                   (Unaudited)
   Taiwan........................................................  44%   36%   41%
   Singapore.....................................................   *    14%    *
   Japan.........................................................  26%    *     *
   Hong Kong.....................................................  14%    *     *
   United States.................................................  10%   19%   29%
   Korea.........................................................   *     *    12%
   (* Less than 10%)

10. SUBSEQUENT EVENTS (unaudited)

    In July 2000, the Company entered into a common stock and warrant purchase agreement with Wind River Systems, Inc. ("Wind River"). Wind River will buy shares of common stock equal to $1,000,000 and receive a warrant to purchase common stock equal to $500,000, each divided by the IPO price. At an assumed IPO price of $12.00, representing the midpoint of the filing range, the Company will sell Wind River 83,333 shares of common stock, and the warrant will entitle them to purchase an additional 41,666 shares of common stock for $12.00 per share. In conjunction with the stock purchase agreement the Company entered into a Mutual Collaboration Agreement ("Agreement") with Wind River for technology development over a term of two years. As part of this development, Wind River granted the Company a license for Wind River software. At the IPO date, the Company will record the fair value of the warrant as a license fee/deferred cost related to the Agreement. The Company has calculated the fair value of the warrant at $250,000 using the Black-Scholes model with the following assumptions: volatility of 70%; risk-free interest rate of 6.00%; dividend yield of 0%; and a term of three years. This license fee/deferred cost will be amortized over the two year term of the Agreement.

    Wind River and the Company have entered into a letter agreement which provides, among other things, for the parties to work together to develop drivers optimized for Tvia chips and to discuss other mutually beneficial future joint technology developments. The private placement is contingent upon and would occur at the same time of the Company's IPO.

                              [INSIDE BACK COVER]
Product Page
The top of the page has the Tvia logo complete with stylized television. Below the logo the following title appears:
Internet Appliances, broadband set-top boxes and digital televisions using Tvia streaming media gateway solution
The page show various Internet appliances, broadband set-top boxes and digital televisions using the Tvia streaming media gateway solution positioned in a circle around an integrated circuit with the Tvia logo printed on its face.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 Shares

                         [TVIA, INC. LOGO APPEARS HERE]

                             ---------------------

                                   Prospectus

                                        , 2000

                             ---------------------

                         Banc of America Securities LLC

                             Dain Rauscher Wessels

                               CIBC World Markets

                           U.S. Bancorp Piper Jaffray

    Until       , 2000 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

                                                                      Payable by
                                                                      Registrant
                                                                      ----------
   SEC registration fee.............................................  $   17,160
   National Association of Securities Dealers, Inc. filing fee......       7,975
   Nasdaq National Market listing fee...............................      95,000
   Accounting fees and expenses.....................................     500,000
   Legal fees and expenses..........................................     500,000
   Printing and engraving expenses..................................     200,000
   Blue Sky fees and expenses.......................................       7,500
   Registrar and Transfer Agent fees................................      10,000
   Miscellaneous fees and expenses..................................     172,365
                                                                      ----------
     Total..........................................................  $1,510,000
                                                                      ==========

Item 14. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify these persons under specified circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VIII.B. of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and
Article 5 of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Tvia, arising out of such person's services as a director or executive officer of Tvia, any of our subsidiaries or any other company or enterprise to which the person provides services at the request of Tvia. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for specified liabilities, including liabilities arising under the Act and affords rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

    Since March 28, 1997, we have issued and sold the following unregistered securities:

  1. Since March 28, 1997, we issued and sold 256,580 shares of Common Stock to employees, directors and consultants at prices ranging from $0.12 to $0.36 per share.

  2. Since March 28, 1997 we issued options to purchase 5,105,566 shares of our common stock to directors, employees and consultants pursuant to the Registrant's 1999 Stock Incentive Plan.

  3. From September 25, 1998, we sold 1,583,331 shares of Series G preferred stock to six investors for an aggregate purchase price of $4,250,000.

  4. On March 22, 2000, we sold 1,204,947 shares of Series H preferred stock to 28 investors for an aggregate purchase price of $4,518,586.25.

  5. On March 29, 2000, we sold 496,658 shares of Series I preferred stock to 21 investors for an aggregate purchase price of $3,735,000. The number of shares sold includes 66,666 shares issued for the conversion of $500,000 in debt.

  6. From December 31, 1997 to January 31, 2000, we issued warrants to purchase an aggregate of 141,665 shares of Series G preferred stock at a purchase price of $3.00 per share and 146,665 shares of Series H preferred stock at an exercise price of $3.75 per share.

    The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder (with respect to items 3, 4, 5 and 6), or Rule 701 (with respect to items 1 and 2) promulgated under
Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits

    See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

    (b) Financial Statement Schedules

    Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 2nd day of August, 2000.

                                          TVIA, INC.

                                                      /s/ Kenny Liu
                                          By __________________________________
                                                         Kenny Liu
                                                Chief Executive Officer and
                                                         Chairman

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               Signature                         Title                 Date
               ---------                         -----                 ----

            /s/ Kenny Liu               Chief Executive Officer   August 2, 2000
 ______________________________________ and Chairman of the
               Kenny Liu                Board (Principal
                                        Executive Officer)

         /s/ Michael Hoberg             Vice President of         August 2, 2000
 ______________________________________ Finance and Chief
             Michael Hoberg             Financial Officer
                                        (Principal Financial
                                        Officer and Accounting
                                        Officer)

                   *                    Director                  August 2, 2000
 ______________________________________
           R. David Dicioccio

                                        Director                  August   , 2000
 ______________________________________
              Steven Cheng

                   *                    Director                  August 2, 2000
 ______________________________________
              James Bunker

                   *                    Director                  August 2, 2000
 ______________________________________
               M. K. Tsai


       /s/ Michael Hoberg
*By: ____________________________
           Michael Hoberg
          Attorney-in-fact

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of Tvia, Inc.:

    We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Tvia, Inc. included in this Registration Statement and have issued our report thereon dated April 28, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements as a whole.

                                          /s/ Arthur Andersen LLP

San Jose, California
April 28, 2000

                                   TVIA, INC.
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

              Column A                 Column B   Column C   Column D  Column E
------------------------------------- ---------- ---------- ---------- --------
                                                                       Balance
                                      Balance at Charged to             at End
                                      Beginning  Costs and                of
             Description              of Period   Expenses  Deductions  Period
------------------------------------- ---------- ---------- ---------- --------
Year Ended March 31, 1998
Allowance for doubtful accounts......    $ 5        $ --       $--       $ 5
Year Ended March 31, 1999
Allowance for doubtful accounts......    $ 5        $ --       $--       $ 5
Year Ended March 31, 2000
Allowance for doubtful accounts......    $ 5        $ 50       $--       $55

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1**   Form of Underwriting Agreement.
  3.1**   Amended and Restated Articles of Incorporation.
  3.2**   Amended and Restated Bylaws.
  3.3**   Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.
  3.4**   Amended and Restated Bylaws, to be effective upon consummation of this offering.
  4.1**   Form of Common Stock certificate.
  4.2**   Form of Amended and Restated Registration Rights Agreement dated as of April 3, 2000.
  4.3**   Warrant to Purchase Stock issued December 31, 1997 to C.Y. Lee.
  4.4**   Warrant to Purchase Stock issued April 30, 1999 to James Mah.
  4.5**   Warrant to Purchase Stock issued June 21, 1999 to Far East National
          Bank.
  4.6**   Warrant to Purchase Stock issued July 8, 1999 to C.Y. Lee.
  4.7**   Warrant to Purchase Stock issued December 30, 1999 to Far East
          National Bank.
  4.8**   Warrant to Purchase Stock issued January 25, 2000 to C.Y. Lee.
  4.9**   Warrant to Purchase Stock issued January 25, 2000 to James Mah.
  4.10**  Warrant to Purchase Stock issued July 27, 2000 to Wind River Systems,
          Inc.
  5.1**   Opinion of Pillsbury Madison & Sutro LLP.
 10.1**   Amended and Restated 1999 Stock Incentive Plan of Tvia, Inc.
 10.2**   Amended and Restated 2000 Stock Incentive Plan of Tvia, Inc.
 10.3**   2000 Employee Stock Purchase Plan of Tvia, Inc.
 10.4**   Form of Directors and Officers' Indemnification Agreement.
 10.5**   TSMC Terms and Conditions dated November 15, 1999.
 10.6**   UMC Wafer Foundry Standard Terms and Conditions.
 10.7**+  Caesar International, Inc. Quotation dated August 20, 1998.
 10.8**+  Joint Development Agreement dated October 29, 1999 between IGS
          Technologies, Inc. and Coreum Technology, Inc.
 10.9**   Form of Executive Severance Agreement.
 10.10**  Letter Agreement dated July 27, 2000 between Tvia, Inc. and Wind
          River Systems, Inc.
 10.11**+ Audio Technology Licensing Agreement dated June 26, 1997 between T-
          Square Design, Inc. and InteGraphics Systems, Inc.
 10.12**+ Technology License Agreement dated July 1, 1997 between Reality
          Simulation Systems Acquisition Corporation and InteGraphics Systems,
          Inc.
 10.13**  Multi-Tenant Single-Building Modified-Net Lease dated October 27,
          1995 between Koll/Intereal Bay Area and Intergraphics System, Inc.
 10.14**  First Amendment to Lease Agreement dated January 15, 1999 between
          Koll/Intereal Bay Area and IGS Technologies, Inc.
 10.15**  Second Amendment to Lease Agreement dated May 6, 1999 between
          Koll/Intereal Bay Area and IGS Technologies, Inc.
 21.1**   Subsidiaries of the Registrant.
 23.1     Consent of Arthur Andersen LLP, Independent Public Accountants.
 23.3*    Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).
 24.1**   Power of Attorney. Reference is made to Page II-4.
 27.1**   Financial Data Schedule.

--------
*  To be filed by amendment.

** Previously filed.

+  Confidential Treatment Requested.